# FORM SE
# FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

| | |
|---|---|
| **Ameriquest Mortgage Securities Inc.** | **0001102913** |
| **Exact Name of Registrant as Specified in Charter** | **Registrant CIK Number** |
| **Form 8-K, December 1, 2003, Series 2003-13** | **333-105982** |

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 1, 2003

AMERIQUEST MORTGAGE SECURITIES INC.

By:____________________________
Name: Jule J. Keen
Title: EVP

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.**

**EXHIBIT INDEX**

| Exhibit No. | Description | Format |
|---|---|---|
| 99.1 | Series Term Sheets | P* |

---

* The Series Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

*The following is a Term Sheet. All terms and statements are subject to change.*

**TERM SHEET**

# Ameriquest Mortgage Securities Inc.

AMERIQUEST®
MORTGAGE COMPANY

## $282,763,000 *(Approximate)*

## Asset-Backed Pass-Through Certificates
## Series 2003-13

**Ameriquest Mortgage Securities Inc.**
*(Depositor)*

**Ameriquest Mortgage Company**
*(Seller and Master Servicer)*

Merrill Lynch

Banc of America Securities

December 1, 2003

*Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.*

# TERM SHEET DATED December 1, 2003

## Ameriquest Mortgage Securities Inc.
## Asset-Backed Pass-Through Certificates, Series 2003-13
## $282,763,000 *(Approximate)*

*Subject to a variance*

### Structure Overview

*To 10% Optional Termination*

| Class | Approximate Size | Type | Collat. Group | WAL (yrs) | Principal Payment Window (mos.) | Pmt Delay (days) | Interest Accrual Basis | Expected Maturity | Expected Ratings S&P / M / F |
|---|---|---|---|---|---|---|---|---|---|
| AV-1 | $677,487,000 | FLOAT | I | | | * Not Offered * | | | AAA / Aaa / AAA |
| AV-2[1] | $142,997,000 | FLOAT | II | 2.95 | 1 -101 | 0 | Act/360 | 5/2012 | AAA / Aaa / AAA |
| AF-1 | $35,378,000 | FLOAT | III | 0.90 | 1 - 17 | 0 | Act/360 | 5/2005 | AAA / Aaa / AAA |
| AF-2 | $30,621,000 | FIXED | III | 2.00 | 17 - 30 | 24 | 30/360 | 6/2005 | AAA / Aaa / AAA |
| AF-3 | $19,160,000 | FIXED | III | 3.00 | 30 - 42 | 24 | 30/360 | 6/2006 | AAA / Aaa / AAA |
| AF-4 | $25,286,000 | FIXED | III | 5.00 | 42 - 89 | 24 | 30/360 | 6/2007 | AAA / Aaa / AAA |
| AF-5 | $15,344,000 | FIXED | III | 8.40 | 89 - 101 | 24 | 30/360 | 5/2011 | AAA / Aaa / AAA |
| AF-6 | $13,977,000 | FIXED | III | 6.59 | 37 - 101 | 24 | 30/360 | 5/2012 | AAA / Aaa / AAA |
| M-1 | $66,125,000 | FLOAT | All | | | | | | AA / Aa2 / AA |
| M-2 | $51,750,000 | FLOAT | All | | | | | | A / A2 / A |
| M-3 | $17,250,000 | FLOAT | All | | | * Not Offered * | | | A- / A3 / A- |
| M-4 | $11,500,000 | FLOAT | All | | | | | | BBB+ / Baa1 / BBB+ |
| M-5 | $14,375,000 | FLOAT | All | | | | | | BBB / Baa2 / BBB |
| M-6 | $11,500,000 | FLOAT | All | | | | | | BBB- / Baa3 / NR |

### Pricing Speed

| | |
|---|---|
| Fixed-Rate Mortgage Loans | 100% PPC: 4% CPR growing to 20% CPR over 12 months |
| Adjustable-Rate Mortgage Loans | 27% CPR |

[1] The Class AV-2 Certificates may be split into two or three classes which may pay concurrently, sequentially or as otherwise described in prospectus supplement. References to Class AV-2 Certificates in this Term Sheet refer to the aggregate of these classes issued.

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

## Transaction Overview

| | |
|---|---|
| **Offered Securities:** | Approximately $178,375,000 senior floating-rate Class AV-2 and Class AF-1 Certificates and approximately $104,388,000 senior fixed-rate Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates (collectively the "Class AF Certificates"). The Class AV-2 Certificates are backed by adjustable-rate and fixed-rate, first lien mortgage loans with principal balances that may or may not conform to Fannie Mae guidelines ("Group II Mortgage Loans"). The Class AF Certificates are backed by fixed-rate, first lien mortgage loans with principal balances that may or may not conform to Fannie Mae guidelines ("Group III Mortgage Loans"). |
| **Non-Offered Securities:** | Approximately $677,487,000 senior floating-rate Class AV-1 Certificates (together with the Class AV-2 Certificates, the "Class AV Certificates" and together with the Class AF Certificates, the "Class A Certificates") and approximately $172,500,000 of mezzanine floating-rate Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (the "Class M Certificates"). The Class AV-1 Certificates are backed by adjustable-rate and fixed-rate first lien mortgage loans with principal balances that conform to Fannie Mae guidelines ("Group I Mortgage Loans"). The Class M Certificates are backed by all of the mortgage loans. |
| **Collateral:** | As of December 1, 2003, the mortgage loans will consist of approximately 5,564 adjustable-rate and fixed-rate, first lien, closed-end mortgage loans (the "Initial Mortgage Loans") with LTVs at origination not in excess of 95%. The aggregate outstanding principal balance of all of the Initial Mortgage Loans is approximately $880,000,750 as of the Cut-off Date. The Initial Mortgage Loans will be separated into three groups. The Group I initial Mortgage Loans will represent approximately 4,434 adjustable-rate and fixed-rate mortgage loans, with principal balances that conform to Fannie Mae guidelines, totaling approximately $620,868,984. The Group II initial Mortgage Loans will represent approximately 453 adjustable-rate and fixed-rate mortgage loans, with principal balances that may or may not conform to Fannie Mae guidelines, totaling approximately $131,046,834. The Group III initial Mortgage Loans will represent approximately 677 fixed-rate mortgage loans, with principal balances that may or may not conform to Fannie Mae guidelines, totaling approximately $128,084,933. In addition, on the Closing Date, the Trustee will deposit, in the aggregate, approximately $269,999,250 from the sale of proceeds of the Certificates into the Group I Pre-Funding Account, the Group II Pre-Funding Account and the Group III Pre-Funding Account (collectively, the "Pre-Funding Accounts"). |
| **Pre-Funding Accounts:** | The amount on deposit in the Pre-Funding Accounts will be reduced by the amount used to purchase additional fixed-rate and adjustable-rate mortgage loans (the "Subsequent Mortgage Loans") during the period from the Closing Date up to and including [March 11, 2004] (the "Funding Period"). The Initial Mortgage Loans and the Subsequent Mortgage Loans (collectively, the "Mortgage Loans") will represent approximately $1,150,000,000. Any amounts remaining in the Pre-Funding Accounts after [March 11, 2004] will be distributed on the next Distribution Date to the holders of the related Class A Certificates, as applicable. |
| **Class A Certificates:** | Class AV-1, Class AV-2, Class AF-1, Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates. |
| **Class M Certificates:** | Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates. |
| **Depositor:** | Ameriquest Mortgage Securities Inc. |
| **Seller and Master Servicer:** | Ameriquest Mortgage Company. |
| **Originators:** | Ameriquest Mortgage Company and Town & Country Credit Corporation. |
| **Trustee:** | Deutsche Bank National Trust Company. |

## Transaction Overview (Cont.)

| | |
|---|---|
| **Co-Lead Underwriters:** | Merrill Lynch and Banc of America Securities LLC. |
| **Co-Managers:** | Citigroup Global Markets Inc., Credit Suisse First Boston and Deutsche Bank Securities. |
| **Cut-off Date:** | December 1, 2003. |
| **Expected Pricing:** | On or about December 3, 2003. |
| **Expected Closing Date:** | On or about December 11, 2003. |
| **Record Date:** | For the Class AV-1, Class AV-2, Class AF-1 and Class M Certificates: The business day immediately preceding the Distribution Date.<br><br>For the Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates: The last business day of the month preceding the month in which the Distribution Date occurs. |
| **Distribution Date:** | The 25$^{th}$ day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in January 2004. |
| **Determination Date:** | The Determination Date with respect to any Distribution Date is the 10$^{th}$ day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 10$^{th}$ day. |
| **Due Period:** | The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs. |
| **Prepayment Period:** | The Prepayment Period for the first Distribution Date will be from the Cut-off Date up to and including January 10$^{th}$, and with respect to all other Distribution Dates, commencing on the day after the Determination Date in the month prior to the month in which such Distribution Date occurs and ending on the Determination Date in the month in which such Distribution Date occurs. |
| **Interest Accrual Period:** | Class AV-1, Class AV-2, Class AF-1 and Class M Certificates: For any Distribution Date will be the actual number of days (based on a 360-day year) included in the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date.<br><br>Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates: For any Distribution Date will be the calendar month preceding the month of such Distribution Date based on a 360-day year consisting of twelve 30-day months. |
| **Accrued Interest:** | The price to be paid by investors for the Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates will include accrued interest from December 1, 2003, up to, but not including, the Closing Date ([10] days). The price to be paid by investors for the Class AV-1, Class AV-2, Class AF-1, Class M Certificates will not include accrued interest (settling flat). |

## Transaction Overview (Cont.)

| | |
|---|---|
| **Administrative Fees:** | The Servicing Fee calculated at the Servicing Fee Rate of [0.500]% per annum, and the Trustee Fee calculated at the Trustee Fee Rate of [0.0019]% per annum. The Servicing Fee will be paid monthly on the stated principal balance of each Mortgage Loan and the Trustee Fee will be paid monthly on the aggregate stated principal balance of the Mortgage Loans including any amounts remaining on deposit in the Pre-Funding Accounts. |
| **Expense Adjusted Net Mortgage Rate:** | For any Mortgage Loan, and for any Distribution Date, will be the Mortgage Rate on such Mortgage Loan minus the Servicing Fee Rate and the Trustee Fee Rate. |
| **Optional Termination:** | The Master Servicer at its option, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date. If the Master Servicer fails to exercise its option, the NIMs Insurer, if any, may exercise that option. |
| **Optional Termination Date:** | The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than 10% of the aggregate principal balance of the Initial Mortgage Loans plus the amounts on deposit in the Pre-Funding Accounts as of the Closing Date. |
| **Monthly Master Servicer Advances:** | The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans (net of the Servicing Fee) to the extent such amounts are deemed recoverable from future payments on the Mortgage Loans. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement. The Master Servicer will *NOT* be obligated to compensate Certificateholders for any interest shortfalls resulting from the application of the Soldiers and Sailors Civil Relief Act of 1940. |
| **Credit Enhancement:** | 1) Excess Interest;<br>2) Overcollateralization ("OC");<br>3) Subordination. |
| **Allocation of Losses:** | On any Distribution Date, realized losses on the Mortgage Loans will be allocated first, to interest accrued on the Class CE Certificates, second, to the Class CE Certificates, third, to the Class M-6 Certificates, fourth, to the Class M-5 Certificates, fifth, to the Class M-4 Certificates, sixth, to the Class M-3 Certificates, seventh, to the Class M-2 Certificates and eighth, to the Class M-1 Certificates. Investors in the Class A Certificates should note that, although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled.<br>Once realized losses are allocated to the Class M Certificates, such realized losses will not be reinstated thereafter. However, the amount of Realized Losses allocated to the Class M Certificates may be distributed to the holders of those Certificates from Net Monthly Excess Cashflow, to the extent available, according to the provisions set forth in *Payment Priority* herein. |

## Transaction Overview (Cont.)

**Overcollateralization Target Amount:** With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 1.50% of the aggregate principal balance of the Initial Mortgage Loans plus amounts on deposit in the Pre-Funding Accounts as of the Closing Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 3.00% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (y) approximately $5,750,000 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

**Stepdown Date:** The earlier to occur of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (A) the Distribution Date in January 2007 and (B) the date that the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distributions of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to 33.00%.

**Credit Enhancement Percentage:** For any Distribution Date for any class of Certificates is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of certificates with a lower distribution priority plus the Overcollateralization Amount by (y) the principal balance of the Mortgage Loans, calculated prior to taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amount to the Certificateholders then entitled to distributions of principal on such Distribution Date, and any remaining funds in the Pre-Funding Accounts.

**Expected Credit Support Percentage:**

| Class | (S&P / M / F) | Initial CE % | CE % On/After Step Down Date |
|---|---|---|---|
| A | AAA / Aaa / AAA | 16.50% | 33.00% |
| M-1 | AA / Aa2 / AA | 10.75% | 21.50% |
| M-2 | A / A2 / A | 6.25% | 12.50% |
| M-3 | A- / A3 / A- | 4.75% | 9.50% |
| M-4 | BBB+ / Baa1 / BBB+ | 3.75% | 7.50% |
| M-5 | BBB / Baa2 / BBB | 2.50% | 5.00% |
| M-6 | BBB- / Baa3 / NR | 1.50% | 3.00% |

**Pass-Through Rate:** The “Pass-Through Rate” on any Distribution Date with respect to the Class AV, Class AF-1 and the Class M Certificates will equal the lesser of (a) One-Month LIBOR plus the related margin and (b) the related Net WAC Pass-Through Rate for such Classes for such Distribution Date.

The Pass-Through Rate on any Distribution Date with respect to the Class AF Certificates, (other than the Class AF-1 Certificates), will equal the lesser of (a) the related fixed-rate and (b) the related Net WAC Pass-Through Rate for such Class on such Distribution Date.

## Transaction Overview (Cont.)

**Net WAC Cap:**

Class AV-1 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of Group I Mortgage Loans, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class AV-2 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of Group II Mortgage Loans, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class AF Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of Group III Mortgage Loans, in the case of the Class AF-1 Certificates, adjusted based on the actual number of days elapsed in the related Interest Accrual Period.

Class M Certificates: The per annum rate equal to the weighted average of (i) the weighted average of the Expense Adjusted Net Mortgage Rates of Group I Mortgage Loans, (ii) the weighted average of the Expense Adjusted Net Mortgage Rates of Group II Mortgage Loans and (iii) the weighted average of the Expense Adjusted Net Mortgage Rates of Group III Mortgage Loans in each case, after subtracting from the aggregate principal balance of each loan group the current principal amount of the related Class A Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

**Basis Risk Shortfall:**

Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and each adjustable-rate Mortgage Loan will adjust based on six-month LIBOR after an initial period of two years following the date of origination, and the pass-through rates on the Offered Certificates that are floating-rate Certificates are based on one-month LIBOR, the application of the Net WAC Cap could result in shortfalls of interest otherwise payable on those Certificates in certain periods. This may also occur if six-month LIBOR and one-month LIBOR rise quickly because the Mortgage Loan adjustments are subject to interim caps. If basis risk interest shortfalls occur, they will be carried forward (a "Net WAC Rate Carryover Amount") and will be paid from Net Monthly Excess Cashflow to the extent available on a subordinated basis on the same Distribution Date or in any subsequent period.

**Net WAC Rate Carryover Amount:**

If on any Distribution Date, the pass-through rate for a class of Offered Certificates is based on the Net WAC Cap, the sum of (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable pass-through rate not been subject to the Net WAC Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Cap, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable pass-through rate, without giving effect to the Net WAC Cap. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.

**Yield Maintenance Agreements:**

On the Closing Date, the Trustee will enter into eight separate yield maintenance agreements (each a "Yield Maintenance Agreement") to make payments in respect of any Net WAC Rate Carryover Amounts in respect of each of the Class AV-1, Class AV-2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates. On each Distribution Date, the counterparty to the related Yield Maintenance Agreement will be obligated to make a payment to the Trust equal to the product of (a) the excess, if any, of (i) one-month LIBOR, subject to a specified maximum rate over (ii) the strike price for such Distribution Date specified on the related Yield Maintenance Agreement Schedule as described herein, accrued during the related Interest Accrual Period for the related class of Certificates, and (b) the notional balance for such Distribution Date specified on the related Yield Maintenance Agreement Schedules herein.

## Transaction Overview (Cont.)

| | |
|---|---|
| **Interest Carry Forward Amount:** | For each class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class. |
| **Available Funds:** | For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Master Servicer or the Trustee, of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date; (iv) with respect to the Distribution Date immediately following the end of the Funding Period, any amounts remaining in the Pre-Funding Accounts after giving effect to any purchase of subsequent Mortgage Loans; and (v) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period. |
| **Net Monthly Excess Cashflow:** | For the Certificates and each Distribution Date is equal to the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds over the sum of (i) the monthly interest accrued and any unpaid interest on the Class A Certificates and the monthly interest accrued on the Class M Certificates and (ii) the Principal Remittance Amount. |
| **Class A Principal Distribution Amount:** | Before the Step-down Date, or if a Trigger Event is in effect, each of the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Excess Interest required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Step-down Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain a 33.00% Credit Enhancement Percentage (based on 2x the original Class A Credit Enhancement Percentage).<br><br>The Class A Principal Distribution Amount will be distributed to the holders of the Class A Certificates on a *pro rata* basis based on the related Class A principal allocation percentage (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Class AV-1 Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Class AV-2 Certificates) or the principal remittance amount for the Group III Mortgage Loans (in the case of the Class AF Certificates) for each such class for such Distribution Date and the denominator of which is the aggregate principal remittance amount for the Mortgage Loans).<br><br>With respect to the Class AF Certificates, all principal distributions allocated to the Class AF Certificates will be distributed first, to the holders of the Class AF-6 Certificates based on the Lockout Distribution Percentage, until the Certificate Principal Balance of the Class AF-6 Certificates has been reduced to zero; second, to the holders of the Class AF-1 Certificates, until the Certificate Principal Balance of the Class AF-1 Certificates has been reduced to zero; third, to the holders of the Class AF-2 Certificates, until the Certificate Principal Balance of the Class AF-2 Certificates has been reduced to zero; fourth, to the holders of the Class AF-3 Certificates, until the Certificate Principal Balance of the Class AF-3 Certificates has been reduced to zero; fifth, to the holders of the Class AF-4 Certificates, until the Certificate Principal Balance of the Class AF-4 Certificates has been reduced to zero, sixth, to the holders of the Class AF-5 Certificates, until the Certificate Principal Balance of the Class AF-5 Certificates has been reduced to zero and seventh, to the holders of the Class AF-6 Certificates, until the Certificate Principal Balance of the Class AF-6 Certificates has been reduced to zero. |

## Transaction Overview (Cont.)

**Lockout Distribution Percentage:**

For the Class AF-6 Certificates and any Distribution Date, the indicated percentage of the Lockout Certificate Percentage for such Distribution Date:

| Distribution Date Occurring in | Percentage |
|---|---|
| [January 2004 through December 2006] | [0]% |
| [January 2007 through December 2008] | [45]% |
| [January 2009 through December 2009] | [80]% |
| [January 20010 through December 2010] | [100]% |
| [January 2011 and thereafter] | [300]% |

**Lockout Certificate Percentage**

For the Class AF-6 Certificates and any Distribution Date, the percentage equal to the Certificate Principal Balance of the Class AF-6 Certificates immediately prior to such Distribution Date divided by the aggregate Certificate Principal Balances of the Class AF Certificates immediately prior to such Distribution Date.

**Class M Principal Distribution Amount:**

Unless the principal balance of the Class A Certificates has been reduce to zero, the Class M Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid to the Class M Certificates, first to the Class M-1 Certificates until it reaches a 21.50% Credit Enhancement Percentage (based on 2x the Class M-1 Initial Credit Enhancement Percentage), then to the Class M-2 Certificates until it reaches a 12.50% Credit Enhancement Percentage (based on 2x the Class M-2 Initial Credit Enhancement Percentage), then to the Class M-3 Certificates, until it reaches a 9.50% Credit Enhancement Percentage (based on 2x the Class M-3 Initial Credit Enhancement Percentage), then to the Class M-4 Certificates, until it reaches a 7.50% Credit Enhancement Percentage (based on 2x the Class M-4 Initial Credit Enhancement Percentage), then to the Class M-5 Certificates, until it reaches a 5.00% Credit Enhancement Percentage (based on 2x the Class M-5 Initial Credit Enhancement Percentage) and then to the Class M-6 Certificates, until it reaches a 3.00% Credit Enhancement Percentage (based on 2x the Class M-6 Initial Credit Enhancement Percentage). If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

**Coupon Step-up:**

After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the coupons on any then outstanding Certificates will increase according to the following:

| Class | After Optional Termination |
|---|---|
| AV-1 | 2 x Margin |
| AV-2 | 2 x Margin |
| AF-5 | Coupon + 0.50% |
| AF-6 | Coupon + 0.50% |
| M | 1.5 x Margin |

**Trigger Event:**

If either the Delinquency Test or Cumulative Loss Test is violated.

**Delinquency Test:**

The percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, calculated prior to taking into account payments of principal on the Mortgage Loans due on the related Due Date or received during the related Prepayment Period, exceeds a percentage, as specified in the pooling and servicing agreement, of the most senior class of certificate's Credit Enhancement Percentage.

## Transaction Overview (Cont.)

**Coupon Step-up:** After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the coupons on any then outstanding Certificates will increase according to the following:

| Class | After Optional Termination |
|---|---|
| AV-1 | 2 x Margin |
| AV-2 | 2 x Margin |
| AF-5 | Coupon + 0.50% |
| AF-6 | Coupon + 0.50% |
| M | 1.5 x Margin |

**Trigger Event:** If either the Delinquency Test or Cumulative Loss Test is violated.

**Delinquency Test:** The percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, calculated prior to taking into account payments of principal on the Mortgage Loans due on the related Due Date or received during the related Prepayment Period, exceeds a percentage, as specified in the pooling and servicing agreement, of the most senior class of certificate's Credit Enhancement Percentage.

**Cumulative Loss Test:** The aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Closing Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

| Distribution Date Occurring in | Percentage |
|---|---|
| January 2007 through December 2007 | [2.25]% |
| January 2008 through December 2008 | [3.75]% |
| January 2009 through December 2009 | [4.75]% |
| January 2010 through December 2010 | [5.50]% |
| January 2011 and thereafter | [5.50]% |

**Payment Priority:** On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

1. To pay interest to the Class A Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.
2. To pay principal on the Class A and Class M Certificates, in accordance with the principal payment provisions described above.
3. From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.
4. From Net Monthly Excess Cashflow, if any, to pay any Interest Carry Forward Amounts sequentially on the Class M Certificates.
5. From Net Monthly Excess Cashflow, if any, to pay any Allocated Realized Loss Amounts sequentially on the Class M Certificates.
6. From Net Monthly Excess Cashflow, if any, to pay any remaining unpaid Net WAC Rate Carryover Amount on the Class A Certificates, pro rata, and then, to the Class M Certificates in sequential order.
7. To pay any remaining amount to the Class CE and Class R Certificates in accordance with the Pooling and Servicing Agreement.

## Transaction Overview (Cont.)

**Source for Calculation of One-Month LIBOR:** Telerate page 3750.

**ERISA:** Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.

**SMMEA:** Once the balance on deposit in the Pre-Funding Accounts has been reduced to zero, the Class A and Class M-1 Certificates are expected to constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). Other classes will NOT be SMMEA eligible.

**Taxation – REMIC:** The Trust will be established as one or more REMICs for federal income tax purposes.

**Ratings:**

| Class | Ratings (S&P / Moody's / Fitch) |
|---|---|
| A | AAA / Aaa / AAA |
| M-1 | AA / Aa2 / AA |
| M-2 | A / A2 / A |
| M-3 | A- / A3 / A- |
| M-4 | BBB+ / Baa1 / BBB+ |
| M-5 | BBB / Baa2 / BBB |
| M-6 | BBB- / Baa3 / NR |

**Form of Registration:** Book-entry form through DTC, Clearstream and Euroclear.

**Minimum Denominations:** $25,000 and integral multiples of $1 in excess thereof.

# DESCRIPTION OF THE TOTAL COLLATERAL

## Collateral Summary

Statistics for the Initial Mortgage Loans listed below are based on the Cut-Off Date.

| | Summary Statistics | | Range (if applicable) |
|---|---|---|---|
| **Number of Initial Mortgage Loans:** | 5,564 | | |
| **Aggregate Current Principal Balance:** | $880,000,750.29 | | $53,338.86 to $969,702.91 |
| **Average Current Principal Balance:** | $158,159.73 | | |
| **Aggregate Original Principal Balance:** | $880,943,974.00 | | $60,000.00 to $970,500.00 |
| **Average Original Principal Balance:** | $158,329.25 | | |
| **Fully Amortizing Mortgage Loans:** | 100.00% | | |
| **1st Lien:** | 100.00% | | |
| **Wtd. Avg. Gross Coupon:** | 7.882% | | 5.200% to 14.300% |
| **Wtd. Avg. Original Term (months):** | 346 | | 120 to 360 |
| **Wtd. Avg. Remaining Term (months):** | 345 | | 117 to 360 |
| **Margin (ARM Loans Only):** | 5.941% | | 4.000% to 6.750% |
| **Maximum Mortgage Rate (ARM Loans Only):** | 14.356% | | 11.250% to 20.300% |
| **Minimum Mortgage Rate (ARM Loans Only):** | 8.356% | | 5.250% to 14.300% |
| **Wtd. Avg. Original LTV:** | 78.36% | | 7.93% to 95.00% |
| **Wtd. Avg. Borrower FICO:** | 632 | | 500 to 816 |
| **Retail Originations** | 100.00% | | |
| **Geographic Distribution (Top 5):** | CA | 23.70% | |
| | FL | 8.12% | |
| | NY | 7.94% | |
| | NJ | 6.23% | |
| | MA | 5.48% | |

# DESCRIPTION OF THE TOTAL COLLATERAL

## Collateral Type

| Collateral Type | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| 2-yr Fixed/Adjustable Rate | 3,013 | $488,747,248.26 | 55.54% |
| Fixed Rate | 2,551 | 391,253,502.03 | 44.46 |
| **Total:** | **5,564** | **$880,000,750.29** | **100.00%** |

## Principal Balances at Origination

| Range of Principal Balances at Origination ($) | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| 50,000.01 - 100,000.00 | 1,850 | $144,014,471.00 | 16.35% |
| 100,000.01 - 150,000.00 | 1,507 | 186,377,788.00 | 21.16 |
| 150,000.01 - 200,000.00 | 897 | 155,269,058.00 | 17.63 |
| 200,000.01 - 250,000.00 | 531 | 118,844,244.00 | 13.49 |
| 250,000.01 - 300,000.00 | 312 | 85,477,454.00 | 9.70 |
| 300,000.01 - 350,000.00 | 159 | 51,220,829.00 | 5.81 |
| 350,000.01 - 400,000.00 | 104 | 38,730,490.00 | 4.40 |
| 400,000.01 - 450,000.00 | 77 | 32,772,100.00 | 3.72 |
| 450,000.01 - 500,000.00 | 44 | 21,128,046.00 | 2.40 |
| 500,000.01 - 550,000.00 | 30 | 15,788,100.00 | 1.79 |
| 550,000.01 - 600,000.00 | 51 | 29,601,894.00 | 3.36 |
| 700,000.01 - 750,000.00 | 1 | 749,000.00 | 0.09 |
| 950,000.01 - 1,000,000.00 | 1 | 970,500.00 | 0.11 |
| **Total:** | **5,564** | **$880,943,974.00** | **100.00%** |

# DESCRIPTION OF THE TOTAL COLLATERAL

## Principal Balance as of the Cut-Off Date

| Range of Principal Balances as of the Cut-Off Date ($) | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| 50,000.01 - 100,000.00 | 1,850 | $143,842,321.17 | 16.35% |
| 100,000.01 - 150,000.00 | 1,507 | 186,178,693.80 | 21.16 |
| 150,000.01 - 200,000.00 | 898 | 155,292,903.74 | 17.65 |
| 200,000.01 - 250,000.00 | 532 | 119,014,450.15 | 13.52 |
| 250,000.01 - 300,000.00 | 311 | 85,184,218.00 | 9.68 |
| 300,000.01 - 350,000.00 | 158 | 50,872,248.07 | 5.78 |
| 350,000.01 - 400,000.00 | 104 | 38,690,187.27 | 4.40 |
| 400,000.01 - 450,000.00 | 78 | 33,193,166.41 | 3.77 |
| 450,000.01 - 500,000.00 | 44 | 21,157,368.85 | 2.40 |
| 500,000.01 - 550,000.00 | 29 | 15,275,849.71 | 1.74 |
| 550,000.01 - 600,000.00 | 51 | 29,581,291.43 | 3.36 |
| 700,000.01 - 750,000.00 | 1 | 748,348.78 | 0.09 |
| 950,000.01 - 1,000,000.00 | 1 | 969,702.91 | 0.11 |
| **Total:** | **5,564** | **$880,000,750.29** | **100.00%** |

## Remaining Term to Maturity

| Range of Months Remaining | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| 61 - 120 | 22 | $2,088,198.49 | 0.24% |
| 121 - 180 | 399 | 46,141,580.51 | 5.24 |
| 181 - 240 | 232 | 27,505,479.56 | 3.13 |
| 241 - 300 | 16 | 2,345,841.30 | 0.27 |
| 301 - 360 | 4,895 | 801,919,650.43 | 91.13 |
| **Total:** | **5,564** | **$880,000,750.29** | **100.00%** |

# DESCRIPTION OF THE TOTAL COLLATERAL

## Mortgage Rate %

| Range of Current Mortgage Rates (%) | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| 5.000 - 5.499 | 52 | $11,759,775.79 | 1.34% |
| 5.500 - 5.999 | 344 | 70,786,932.00 | 8.04 |
| 6.000 - 6.499 | 271 | 55,571,809.75 | 6.31 |
| 6.500 - 6.999 | 818 | 152,723,698.46 | 17.35 |
| 7.000 - 7.499 | 379 | 62,439,307.87 | 7.10 |
| 7.500 - 7.999 | 1,190 | 193,238,710.73 | 21.96 |
| 8.000 - 8.499 | 285 | 41,236,937.58 | 4.69 |
| 8.500 - 8.999 | 859 | 123,974,652.17 | 14.09 |
| 9.000 - 9.499 | 261 | 36,512,138.90 | 4.15 |
| 9.500 - 9.999 | 542 | 67,643,631.36 | 7.69 |
| 10.000 - 10.499 | 121 | 14,590,022.26 | 1.66 |
| 10.500 - 10.999 | 242 | 28,286,086.76 | 3.21 |
| 11.000 - 11.499 | 71 | 6,917,872.03 | 0.79 |
| 11.500 - 11.999 | 83 | 8,351,365.50 | 0.95 |
| 12.000 - 12.499 | 18 | 2,321,846.79 | 0.26 |
| 12.500 - 12.999 | 19 | 2,640,014.94 | 0.30 |
| 13.000 - 13.499 | 4 | 619,185.49 | 0.07 |
| 13.500 - 13.999 | 3 | 186,887.50 | 0.02 |
| 14.000 - 14.499 | 2 | 199,874.41 | 0.02 |
| **Total:** | **5,564** | **$880,000,750.29** | **100.00%** |

## Original Loan-to-Value Ratios

| Range of Original Loan-to-Value Ratios (%) | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| 25.00 or less | 37 | $3,457,036.47 | 0.39% |
| 25.01 - 30.00 | 24 | 2,726,006.58 | 0.31 |
| 30.01 - 35.00 | 34 | 3,661,907.22 | 0.42 |
| 35.01 - 40.00 | 58 | 6,629,052.39 | 0.75 |
| 40.01 - 45.00 | 61 | 6,744,197.87 | 0.77 |
| 45.01 - 50.00 | 100 | 12,318,037.12 | 1.40 |
| 50.01 - 55.00 | 133 | 18,316,248.98 | 2.08 |
| 55.01 - 60.00 | 228 | 32,566,068.47 | 3.70 |
| 60.01 - 65.00 | 266 | 39,457,093.43 | 4.48 |
| 65.01 - 70.00 | 350 | 52,874,007.88 | 6.01 |
| 70.01 - 75.00 | 740 | 114,540,348.75 | 13.02 |
| 75.01 - 80.00 | 899 | 139,215,252.29 | 15.82 |
| 80.01 - 85.00 | 930 | 152,514,872.12 | 17.33 |
| 85.01 - 90.00 | 1,534 | 264,783,997.30 | 30.09 |
| 90.01 - 95.00 | 170 | 30,196,623.42 | 3.43 |
| **Total:** | **5,564** | **$880,000,750.29** | **100.00%** |

# DESCRIPTION OF THE TOTAL COLLATERAL

## FICO Score at Origination

| Range of FICO Scores | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| 500 - 519 | 250 | $33,587,813.89 | 3.82% |
| 520 - 539 | 401 | 53,871,911.70 | 6.12 |
| 540 - 559 | 524 | 74,992,976.10 | 8.52 |
| 560 - 579 | 513 | 74,795,105.60 | 8.50 |
| 580 - 599 | 421 | 62,765,682.11 | 7.13 |
| 600 - 619 | 444 | 70,727,452.77 | 8.04 |
| 620 - 639 | 594 | 96,425,186.94 | 10.96 |
| 640 - 659 | 576 | 94,542,530.86 | 10.74 |
| 660 - 679 | 506 | 84,545,429.31 | 9.61 |
| 680 - 699 | 452 | 80,125,369.11 | 9.11 |
| 700 - 719 | 298 | 52,860,879.85 | 6.01 |
| 720 - 739 | 261 | 47,026,212.87 | 5.34 |
| 740 - 759 | 158 | 26,404,395.35 | 3.00 |
| 760 - 779 | 90 | 15,130,978.77 | 1.72 |
| 780 - 799 | 61 | 10,242,344.09 | 1.16 |
| 800 or greater | 15 | 1,956,480.97 | 0.22 |
| **Total:** | **5,564** | **$880,000,750.29** | **100.00%** |

# DESCRIPTION OF THE TOTAL COLLATERAL

## Geographic Distribution

| State | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| California | 904 | $208,557,834.79 | 23.70% |
| Florida | 566 | 71,448,676.04 | 8.12 |
| New York | 311 | 69,846,388.19 | 7.94 |
| New Jersey | 289 | 54,823,777.07 | 6.23 |
| Massachusetts | 228 | 48,263,300.76 | 5.48 |
| Michigan | 388 | 47,702,518.50 | 5.42 |
| Texas | 383 | 41,057,236.72 | 4.67 |
| Maryland | 190 | 32,914,464.63 | 3.74 |
| Minnesota | 190 | 29,724,154.96 | 3.38 |
| Illinois | 193 | 28,532,732.75 | 3.24 |
| Connecticut | 161 | 27,334,167.87 | 3.11 |
| Pennsylvania | 208 | 24,090,910.01 | 2.74 |
| Washington | 134 | 21,664,346.95 | 2.46 |
| Colorado | 98 | 17,695,126.59 | 2.01 |
| Wisconsin | 111 | 15,232,431.19 | 1.73 |
| Indiana | 107 | 11,662,817.13 | 1.33 |
| Arizona | 97 | 11,322,691.05 | 1.29 |
| Missouri | 89 | 9,960,786.39 | 1.13 |
| Ohio | 90 | 9,628,420.51 | 1.09 |
| Alabama | 79 | 8,786,746.76 | 1.00 |
| Rhode Island | 44 | 6,921,272.55 | 0.79 |
| Louisiana | 69 | 6,887,158.13 | 0.78 |
| Tennessee | 57 | 6,456,686.04 | 0.73 |
| Mississippi | 66 | 6,102,398.61 | 0.69 |
| Maine | 51 | 5,796,615.46 | 0.66 |
| New Hampshire | 35 | 5,570,481.49 | 0.63 |
| Nevada | 29 | 4,778,205.42 | 0.54 |
| Nebraska | 35 | 4,717,084.51 | 0.54 |
| Oklahoma | 48 | 4,245,980.44 | 0.48 |
| North Carolina | 34 | 4,149,967.56 | 0.47 |
| Georgia | 33 | 4,115,597.34 | 0.47 |
| Oregon | 25 | 3,573,963.71 | 0.41 |
| Delaware | 23 | 3,294,072.00 | 0.37 |
| Kansas | 27 | 3,238,099.56 | 0.37 |
| Hawaii | 18 | 3,196,945.84 | 0.36 |
| Iowa | 33 | 3,136,274.40 | 0.36 |
| South Carolina | 22 | 2,380,804.97 | 0.27 |
| Kentucky | 20 | 1,872,681.66 | 0.21 |
| Idaho | 11 | 1,819,016.58 | 0.21 |
| Utah | 14 | 1,682,182.75 | 0.19 |
| Vermont | 15 | 1,671,427.22 | 0.19 |
| New Mexico | 9 | 1,253,877.58 | 0.14 |
| Arkansas | 13 | 1,002,463.20 | 0.11 |
| South Dakota | 7 | 926,124.81 | 0.11 |
| North Dakota | 4 | 467,456.09 | 0.05 |
| Wyoming | 5 | 329,519.03 | 0.04 |
| Montana | 1 | 164,864.48 | 0.02 |
| **Total:** | **5,564** | **$880,000,750.29** | **100.00%** |

# DESCRIPTION OF THE TOTAL COLLATERAL

## Occupancy Status

| Occupancy Status* | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| Owner Occupied | 5,166 | $824,804,324.80 | 93.73% |
| Non-Owner Occupied | 338 | 45,350,135.61 | 5.15 |
| Second Home | 60 | 9,846,289.88 | 1.12 |
| **Total:** | **5,564** | **$880,000,750.29** | **100.00%** |

*Based on mortgagor representation at origination.

## Documentation Type

| Income Documentation | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| Full Documentation | 3,903 | $609,746,123.72 | 69.29% |
| Stated Documentation | 1,254 | 200,895,133.19 | 22.83 |
| Limited Documentation | 407 | 69,359,493.38 | 7.88 |
| **Total:** | **5,564** | **$880,000,750.29** | **100.00%** |

## Loan Purpose

| Purpose | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| Purchase | 39 | $6,527,467.92 | 0.74% |
| Refinance-Debt Consolidation No Cash Out* | 543 | 83,721,306.16 | 9.51 |
| Refinance-Debt Consolidation Cash Out** | 4,982 | 789,751,976.21 | 89.74 |
| **Total:** | **5,564** | **$880,000,750.29** | **100.00%** |

* Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed [2% or $2,000] of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed [2% or $2,000] of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

# DESCRIPTION OF THE TOTAL COLLATERAL

## Credit Grade

| Risk Category | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| 8A | 720 | $125,016,926.94 | 14.21% |
| 7A | 584 | 104,414,628.07 | 11.87 |
| 6A | 486 | 80,872,271.24 | 9.19 |
| 5A | 501 | 81,663,107.02 | 9.28 |
| 4A | 502 | 81,613,568.24 | 9.27 |
| 3A | 369 | 59,735,729.37 | 6.79 |
| 2A | 970 | 147,276,231.34 | 16.74 |
| A | 313 | 45,246,632.00 | 5.14 |
| B | 562 | 77,451,667.48 | 8.80 |
| C | 487 | 67,440,024.20 | 7.66 |
| D | 70 | 9,269,964.39 | 1.05 |
| **Total:** | **5,564** | **$880,000,750.29** | **100.00%** |

## Property Type

| Property Type | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| Single Family Detached | 4,559 | $723,751,851.64 | 82.24% |
| Two-to Four-Family | 347 | 67,598,233.47 | 7.68 |
| Condominium | 232 | 35,624,368.33 | 4.05 |
| PUD Detached | 192 | 29,433,666.43 | 3.34 |
| Manufactured Housing | 159 | 14,317,316.68 | 1.63 |
| Single Family Attached | 48 | 5,126,425.81 | 0.58 |
| PUD Attached | 27 | 4,148,887.93 | 0.47 |
| **Total:** | **5,564** | **$880,000,750.29** | **100.00%** |

## Prepayment Charge Term

| Prepayment Charge Term at Origination (mos.) | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| 0 | 1,593 | $260,091,612.78 | 29.56% |
| 12 | 170 | 32,357,371.09 | 3.68 |
| 24 | 12 | 2,293,254.48 | 0.26 |
| 30 | 16 | 3,565,834.96 | 0.41 |
| 36 | 3,773 | 581,692,676.98 | 66.10 |
| **Total:** | **5,564** | **$880,000,750.29** | **100.00%** |

# DESCRIPTION OF THE TOTAL COLLATERAL

## Origination Source

| Origination Source | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| Retail | 5,564 | $880,000,750.29 | 100.00% |
| **Total:** | **5,564** | **$880,000,750.29** | **100.00%** |

## Conforming Balance

| Conforming Balance | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| Non-Conforming | 346 | $151,110,214.15 | 17.17% |
| Conforming | 5,218 | 728,890,536.14 | 82.83 |
| **Total:** | **5,564** | **$880,000,750.29** | **100.00%** |

## Maximum Mortgage Rates of the Adjustable-Rate Loans

| Range of Maximum Mortgage Rates (%) | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| 11.000 - 11.999 | 78 | $17,564,371.77 | 3.59% |
| 12.000 - 12.999 | 365 | 77,593,628.90 | 15.88 |
| 13.000 - 13.999 | 758 | 135,640,605.30 | 27.75 |
| 14.000 - 14.999 | 789 | 122,812,241.48 | 25.13 |
| 15.000 - 15.999 | 614 | 84,871,790.98 | 17.37 |
| 16.000 - 16.999 | 269 | 33,684,207.23 | 6.89 |
| 17.000 - 17.999 | 107 | 11,916,838.03 | 2.44 |
| 18.000 - 18.999 | 25 | 3,727,604.71 | 0.76 |
| 19.000 - 19.999 | 7 | 806,072.99 | 0.16 |
| 20.000 - 20.999 | 1 | 129,886.87 | 0.03 |
| **Total:** | **3,013** | **$488,747,248.26** | **100.00%** |

# DESCRIPTION OF THE TOTAL COLLATERAL

## Minimum Mortgage Rates of the Adjustable-Rate Loans

| Range of Minimum Mortgage Rates (%) | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| 5.000 - 5.999 | 78 | $17,564,371.77 | 3.59% |
| 6.000 - 6.999 | 365 | 77,593,628.90 | 15.88 |
| 7.000 - 7.999 | 758 | 135,640,605.30 | 27.75 |
| 8.000 - 8.999 | 789 | 122,812,241.48 | 25.13 |
| 9.000 - 9.999 | 614 | 84,871,790.98 | 17.37 |
| 10.000 - 10.999 | 269 | 33,684,207.23 | 6.89 |
| 11.000 - 11.999 | 107 | 11,916,838.03 | 2.44 |
| 12.000 - 12.999 | 25 | 3,727,604.71 | 0.76 |
| 13.000 - 13.999 | 7 | 806,072.99 | 0.16 |
| 14.000 - 14.999 | 1 | 129,886.87 | 0.03 |
| **Total:** | **3,013** | **$488,747,248.26** | **100.00%** |

## Gross Margins of the Adjustable-Rate Loans

| Range of Gross Margins (%) | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| 4.000 - 4.249 | 1 | $84,915.21 | 0.02% |
| 4.250 - 4.499 | 1 | 247,000.00 | 0.05 |
| 4.500 - 4.749 | 4 | 760,444.23 | 0.16 |
| 4.750 - 4.999 | 130 | 26,679,459.83 | 5.46 |
| 5.000 - 5.249 | 154 | 28,358,159.07 | 5.80 |
| 5.250 - 5.499 | 161 | 29,494,596.66 | 6.03 |
| 5.500 - 5.749 | 230 | 40,186,745.81 | 8.22 |
| 5.750 - 5.999 | 260 | 43,528,176.16 | 8.91 |
| 6.000 - 6.249 | 948 | 155,853,983.38 | 31.89 |
| 6.250 - 6.499 | 223 | 33,515,050.65 | 6.86 |
| 6.500 - 6.749 | 502 | 72,096,797.70 | 14.75 |
| 6.750 - 6.999 | 399 | 57,941,919.56 | 11.86 |
| **Total:** | **3,013** | **$488,747,248.26** | **100.00%** |

# DESCRIPTION OF THE TOTAL COLLATERAL

## Next Adjustment Date of the Adjustable-Rate Loans

| Next Adjustment Date | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| May 2005 | 6 | $1,135,862.64 | 0.23% |
| June 2005 | 155 | 22,747,119.01 | 4.65 |
| July 2005 | 126 | 20,072,675.31 | 4.11 |
| August 2005 | 66 | 9,078,033.10 | 1.86 |
| September 2005 | 11 | 1,539,021.52 | 0.31 |
| October 2005 | 81 | 11,876,260.44 | 2.43 |
| November 2005 | 1,759 | 305,860,544.24 | 62.58 |
| December 2005 | 809 | 116,437,732.00 | 23.82 |
| **Total:** | **3,013** | **$488,747,248.26** | **100.00%** |

## Initial Periodic Cap of the Adjustable-Rate Loans

| Initial Periodic Cap (%) | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| 2.000 | 3,013 | $488,747,248.26 | 100.00% |
| **Total:** | **3,013** | **$488,747,248.26** | **100.00%** |

## Periodic Cap of the Adjustable-Rate Loans

| Periodic Cap (%) | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| 1.000 | 3,013 | $488,747,248.26 | 100.00% |
| **Total:** | **3,013** | **$488,747,248.26** | **100.00%** |

# DESCRIPTION OF THE GROUP II COLLATERAL

## Collateral Summary

Statistics for the Initial Mortgage Loans listed below are based on the Cut-Off Date.

| | Summary Statistics | | Range (if applicable) |
|---|---|---|---|
| **Number of Initial Mortgage Loans:** | 453 | | |
| **Aggregate Current Principal Balance:** | $131,046,833.71 | | $59,806.55 to $969,702.91 |
| **Average Current Principal Balance:** | $289,286.61 | | |
| **Aggregate Original Principal Balance:** | $131,164,162.00 | | $60,000.00 to $970,500.00 |
| **Average Original Principal Balance:** | $289,545.61 | | |
| **Fully Amortizing Mortgage Loans:** | 100.00% | | |
| **1st Lien:** | 100.00% | | |
| **Wtd. Avg. Gross Coupon:** | 7.676% | | 5.250% to 14.300% |
| **Wtd. Avg. Original Term (months):** | 352 | | 180 to 360 |
| **Wtd. Avg. Remaining Term (months):** | 351 | | 176 to 360 |
| **Margin (ARM Loans Only):** | 5.818% | | 4.750% to 6.750% |
| **Maximum Mortgage Rate (ARM Loans Only):** | 13.913% | | 11.500% to 20.300% |
| **Minimum Mortgage Rate (ARM Loans Only):** | 7.913% | | 5.500% to 14.300% |
| **Wtd. Avg. Original LTV:** | 79.73% | | 20.49% to 95.00% |
| **Wtd. Avg. Borrower FICO:** | 633 | | 501 to 810 |
| **Retail Originations** | 100.00% | | |
| **Geographic Distribution (Top 5):** | CA | 38.17% | |
| | NY | 13.96% | |
| | NJ | 6.98% | |
| | MA | 5.21% | |
| | FL | 4.90% | |

# DESCRIPTION OF THE GROUP II COLLATERAL

## Collateral Type

| Collateral Type | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| 2-yr Fixed/Adjustable Rate | 203 | $85,181,349.08 | 65.00% |
| Fixed Rate | 250 | 45,865,484.63 | 35.00 |
| **Total:** | **453** | **$131,046,833.71** | **100.00%** |

## Principal Balance at Origination

| Range of Principal Balances at Origination ($) | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| 50,000.01 - 100,000.00 | 80 | $6,228,128.00 | 4.75% |
| 100,000.01 - 150,000.00 | 76 | 9,401,725.00 | 7.17 |
| 150,000.01 - 200,000.00 | 23 | 3,956,520.00 | 3.02 |
| 200,000.01 - 250,000.00 | 24 | 5,364,240.00 | 4.09 |
| 250,000.01 - 300,000.00 | 13 | 3,607,000.00 | 2.75 |
| 300,000.01 - 350,000.00 | 42 | 14,110,980.00 | 10.76 |
| 350,000.01 - 400,000.00 | 66 | 24,435,622.00 | 18.63 |
| 400,000.01 - 450,000.00 | 47 | 20,017,100.00 | 15.26 |
| 450,000.01 - 500,000.00 | 28 | 13,427,148.00 | 10.24 |
| 500,000.01 - 550,000.00 | 21 | 11,088,800.00 | 8.45 |
| 550,000.01 - 600,000.00 | 32 | 18,556,399.00 | 14.15 |
| 950,000.01 - 1,000,000.00 | 1 | 970,500.00 | 0.74 |
| **Total:** | **453** | **$131,164,162.00** | **100.00%** |

# DESCRIPTION OF THE GROUP II COLLATERAL

## Principal Balance as of the Cut-Off Date

| Range of Principal Balances as of the Cut-Off Date ($) | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| 50,000.01 - 100,000.00 | 80 | $6,220,099.20 | 4.75% |
| 100,000.01 - 150,000.00 | 76 | 9,389,522.63 | 7.17 |
| 150,000.01 - 200,000.00 | 23 | 3,949,198.84 | 3.01 |
| 200,000.01 - 250,000.00 | 24 | 5,357,466.74 | 4.09 |
| 250,000.01 - 300,000.00 | 13 | 3,604,065.89 | 2.75 |
| 300,000.01 - 350,000.00 | 42 | 14,100,171.69 | 10.76 |
| 350,000.01 - 400,000.00 | 66 | 24,416,438.45 | 18.63 |
| 400,000.01 - 450,000.00 | 47 | 20,000,992.05 | 15.26 |
| 450,000.01 - 500,000.00 | 28 | 13,414,512.33 | 10.24 |
| 500,000.01 - 550,000.00 | 21 | 11,081,019.30 | 8.46 |
| 550,000.01 - 600,000.00 | 32 | 18,543,643.68 | 14.15 |
| 950,000.01 - 1,000,000.00 | 1 | 969,702.91 | 0.74 |
| **Total:** | **453** | **$131,046,833.71** | **100.00%** |

## Remaining Term to Maturity

| Range of Months Remaining | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| 121 - 180 | 32 | $3,899,699.03 | 2.98% |
| 181 - 240 | 18 | 2,596,104.04 | 1.98 |
| 241 - 300 | 3 | 368,245.73 | 0.28 |
| 301 - 360 | 400 | 124,182,784.91 | 94.76 |
| **Total:** | **453** | **$131,046,833.71** | **100.00%** |

# DESCRIPTION OF THE GROUP II COLLATERAL

## Mortgage Rate %

| Range of Current Mortgage Rates (%) | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| 5.000 - 5.499 | 7 | $1,591,348.52 | 1.21% |
| 5.500 - 5.999 | 40 | 11,137,652.46 | 8.50 |
| 6.000 - 6.499 | 41 | 13,955,196.68 | 10.65 |
| 6.500 - 6.999 | 79 | 23,803,486.70 | 18.16 |
| 7.000 - 7.499 | 22 | 6,520,987.73 | 4.98 |
| 7.500 - 7.999 | 127 | 37,335,624.55 | 28.49 |
| 8.000 - 8.499 | 18 | 5,983,389.87 | 4.57 |
| 8.500 - 8.999 | 53 | 14,339,762.81 | 10.94 |
| 9.000 - 9.499 | 12 | 3,218,417.07 | 2.46 |
| 9.500 - 9.999 | 20 | 5,220,310.61 | 3.98 |
| 10.000 - 10.499 | 3 | 566,949.59 | 0.43 |
| 10.500 - 10.999 | 16 | 4,028,620.01 | 3.07 |
| 11.000 - 11.499 | 1 | 64,000.00 | 0.05 |
| 11.500 - 11.999 | 4 | 1,675,758.03 | 1.28 |
| 12.000 - 12.499 | 2 | 669,369.22 | 0.51 |
| 13.000 - 13.499 | 4 | 619,185.49 | 0.47 |
| 13.500 - 13.999 | 3 | 186,887.50 | 0.14 |
| 14.000 - 14.499 | 1 | 129,886.87 | 0.10 |
| **Total:** | **453** | **$131,046,833.71** | **100.00%** |

## Original Loan-to-Value Ratios

| Range of Original Loan-to-Value Ratios (%) | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| 25.00 or less | 1 | $70,000.00 | 0.05% |
| 30.01 - 35.00 | 2 | 174,000.00 | 0.13 |
| 35.01 - 40.00 | 4 | 452,413.53 | 0.35 |
| 40.01 - 45.00 | 6 | 601,962.54 | 0.46 |
| 45.01 - 50.00 | 4 | 950,326.89 | 0.73 |
| 50.01 - 55.00 | 15 | 2,400,316.73 | 1.83 |
| 55.01 - 60.00 | 14 | 3,535,433.63 | 2.70 |
| 60.01 - 65.00 | 20 | 4,535,692.18 | 3.46 |
| 65.01 - 70.00 | 25 | 7,521,423.16 | 5.74 |
| 70.01 - 75.00 | 53 | 17,722,921.00 | 13.52 |
| 75.01 - 80.00 | 78 | 23,243,670.88 | 17.74 |
| 80.01 - 85.00 | 85 | 26,056,216.20 | 19.88 |
| 85.01 - 90.00 | 140 | 42,375,113.34 | 32.34 |
| 90.01 - 95.00 | 6 | 1,407,343.63 | 1.07 |
| **Total:** | **453** | **$131,046,833.71** | **100.00%** |

# DESCRIPTION OF THE GROUP II COLLATERAL

## FICO Score at Origination

| Range of FICO Scores | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| 500 - 519 | 10 | $3,212,762.62 | 2.45% |
| 520 - 539 | 23 | 7,076,601.90 | 5.40 |
| 540 - 559 | 32 | 9,434,758.82 | 7.20 |
| 560 - 579 | 36 | 12,991,350.37 | 9.91 |
| 580 - 599 | 39 | 12,407,318.31 | 9.47 |
| 600 - 619 | 34 | 10,405,898.90 | 7.94 |
| 620 - 639 | 62 | 17,170,064.22 | 13.10 |
| 640 - 659 | 42 | 12,160,804.43 | 9.28 |
| 660 - 679 | 52 | 14,021,920.21 | 10.70 |
| 680 - 699 | 34 | 9,081,956.83 | 6.93 |
| 700 - 719 | 31 | 8,168,158.65 | 6.23 |
| 720 - 739 | 30 | 8,502,297.98 | 6.49 |
| 740 - 759 | 10 | 3,121,493.77 | 2.38 |
| 760 - 779 | 7 | 1,392,138.79 | 1.06 |
| 780 - 799 | 9 | 1,738,885.28 | 1.33 |
| 800 or greater | 2 | 160,422.63 | 0.12 |
| **Total:** | **453** | **$131,046,833.71** | **100.00%** |

# DESCRIPTION OF THE GROUP II COLLATERAL

## Geographic Distribution

| State | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| California | 133 | $50,026,584.06 | 38.17% |
| New York | 50 | 18,290,563.40 | 13.96 |
| New Jersey | 31 | 9,152,088.22 | 6.98 |
| Massachusetts | 20 | 6,828,976.04 | 5.21 |
| Florida | 32 | 6,424,433.24 | 4.90 |
| Texas | 27 | 5,042,277.48 | 3.85 |
| Connecticut | 17 | 4,885,668.16 | 3.73 |
| Michigan | 19 | 3,725,487.13 | 2.84 |
| Maryland | 12 | 3,530,176.98 | 2.69 |
| Illinois | 10 | 3,320,756.86 | 2.53 |
| Washington | 10 | 2,316,058.06 | 1.77 |
| Colorado | 7 | 2,306,064.20 | 1.76 |
| Minnesota | 9 | 1,624,048.48 | 1.24 |
| Wisconsin | 5 | 1,559,964.34 | 1.19 |
| Pennsylvania | 11 | 1,407,256.16 | 1.07 |
| Arizona | 5 | 825,667.60 | 0.63 |
| Kansas | 2 | 823,455.39 | 0.63 |
| New Hampshire | 3 | 788,549.63 | 0.60 |
| Ohio | 4 | 776,580.78 | 0.59 |
| North Carolina | 3 | 733,216.92 | 0.56 |
| Nevada | 2 | 690,124.07 | 0.53 |
| Idaho | 2 | 666,448.65 | 0.51 |
| Nebraska | 1 | 567,618.10 | 0.43 |
| Georgia | 4 | 545,683.04 | 0.42 |
| Tennessee | 4 | 523,348.97 | 0.40 |
| Oklahoma | 4 | 488,432.13 | 0.37 |
| Utah | 2 | 474,625.98 | 0.36 |
| Indiana | 3 | 458,551.06 | 0.35 |
| Rhode Island | 2 | 369,886.87 | 0.28 |
| New Mexico | 1 | 337,209.42 | 0.26 |
| Mississippi | 5 | 331,444.10 | 0.25 |
| Maine | 3 | 308,402.84 | 0.24 |
| Delaware | 2 | 225,327.35 | 0.17 |
| Louisiana | 2 | 223,571.56 | 0.17 |
| South Dakota | 1 | 110,798.76 | 0.08 |
| Missouri | 1 | 85,600.00 | 0.07 |
| Iowa | 1 | 70,531.33 | 0.05 |
| Kentucky | 1 | 61,599.08 | 0.05 |
| South Carolina | 1 | 59,950.72 | 0.05 |
| Arkansas | 1 | 59,806.55 | 0.05 |
| **Total:** | **453** | **$131,046,833.71** | **100.00%** |

# DESCRIPTION OF THE GROUP II COLLATERAL

## Occupancy Status

| Occupancy Status* | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| Owner-Occupied | 419 | $123,982,870.18 | 94.61% |
| Non-Owner Occupied | 28 | 5,363,151.52 | 4.09 |
| Second Home | 6 | 1,700,812.01 | 1.30 |
| **Total:** | **453** | **$131,046,833.71** | **100.00%** |

*Based on mortgagor representation at origination.

## Documentation Type

| Income Documentation | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| Full Documentation | 307 | $87,155,679.43 | 66.51% |
| Stated Documentation | 115 | 32,444,322.71 | 24.76 |
| Limited Documentation | 31 | 11,446,831.57 | 8.73 |
| **Total:** | **453** | **$131,046,833.71** | **100.00%** |

## Loan Purpose

| Purpose | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| Purchase | 4 | $1,476,684.07 | 1.13% |
| Refinance-Debt Consolidation No Cash Out* | 38 | 8,472,441.06 | 6.47 |
| Refinance-Debt Consolidation Cash Out** | 411 | 121,097,708.58 | 92.41 |
| **Total:** | **453** | **$131,046,833.71** | **100.00%** |

* Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed [2% or $2,000] of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed [2% or $2,000] of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

# DESCRIPTION OF THE GROUP II COLLATERAL

## Credit Grade

| Risk Category | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| 8A | 76 | $19,590,844.47 | 14.95% |
| 7A | 47 | 12,392,973.79 | 9.46 |
| 6A | 49 | 12,943,989.39 | 9.88 |
| 5A | 36 | 9,297,372.82 | 7.09 |
| 4A | 54 | 14,374,991.22 | 10.97 |
| 3A | 32 | 10,169,284.85 | 7.76 |
| 2A | 85 | 27,796,512.15 | 21.21 |
| A | 20 | 8,119,814.29 | 6.20 |
| B | 33 | 9,857,292.20 | 7.52 |
| C | 19 | 5,790,858.88 | 4.42 |
| D | 2 | 712,899.65 | 0.54 |
| **Total:** | **453** | **$131,046,833.71** | **100.00%** |

## Property Type

| Property Type | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| Single Family Detached | 386 | $113,684,541.93 | 86.75% |
| Two-to Four-Family | 29 | 7,691,530.20 | 5.87 |
| PUD Detached | 17 | 4,812,593.25 | 3.67 |
| Condominium | 16 | 4,390,205.19 | 3.35 |
| Manufactured Housing | 3 | 326,593.93 | 0.25 |
| PUD Attached | 1 | 81,422.63 | 0.06 |
| Single Family Attached | 1 | 59,946.58 | 0.05 |
| **Total:** | **453** | **$131,046,833.71** | **100.00%** |

## Prepayment Charge Term

| Prepayment Charge Term at Origination (mos.) | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| 0 | 159 | $50,763,740.86 | 38.74% |
| 12 | 16 | 4,285,819.34 | 3.27 |
| 30 | 2 | 478,546.05 | 0.37 |
| 36 | 276 | 75,518,727.46 | 57.63 |
| **Total:** | **453** | **$131,046,833.71** | **100.00%** |

# DESCRIPTION OF THE GROUP II COLLATERAL

## Origination Source

| Origination Source | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| Retail | 453 | $131,046,833.71 | 100.00% |
| **Total:** | **453** | **$131,046,833.71** | **100.00%** |

## Conforming Balance

| Conforming Balance | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| Non-Conforming | 234 | $101,571,317.76 | 77.51% |
| Conforming | 219 | 29,475,515.95 | 22.49 |
| **Total:** | **453** | **$131,046,833.71** | **100.00%** |

## Maximum Mortgage Rates of the Adjustable-Rate Loans

| Range of Maximum Mortgage Rates (%) | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| 11.000 - 11.999 | 13 | $5,058,081.76 | 5.94% |
| 12.000 - 12.999 | 52 | 22,496,553.60 | 26.41 |
| 13.000 - 13.999 | 65 | 28,598,414.91 | 33.57 |
| 14.000 - 14.999 | 36 | 15,431,789.34 | 18.12 |
| 15.000 - 15.999 | 16 | 7,002,692.73 | 8.22 |
| 16.000 - 16.999 | 8 | 3,383,260.96 | 3.97 |
| 17.000 - 17.999 | 4 | 1,675,758.03 | 1.97 |
| 18.000 - 18.999 | 1 | 598,837.89 | 0.70 |
| 19.000 - 19.999 | 7 | 806,072.99 | 0.95 |
| 20.000 - 20.999 | 1 | 129,886.87 | 0.15 |
| **Total:** | **203** | **$85,181,349.08** | **100.00%** |

# DESCRIPTION OF THE GROUP II COLLATERAL

## Minimum Mortgage Rates of the Adjustable-Rate Loans

| Range of Minimum Mortgage Rates (%) | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| 5.000 - 5.999 | 13 | $5,058,081.76 | 5.94% |
| 6.000 - 6.999 | 52 | 22,496,553.60 | 26.41 |
| 7.000 - 7.999 | 65 | 28,598,414.91 | 33.57 |
| 8.000 - 8.999 | 36 | 15,431,789.34 | 18.12 |
| 9.000 - 9.999 | 16 | 7,002,692.73 | 8.22 |
| 10.000 - 10.999 | 8 | 3,383,260.96 | 3.97 |
| 11.000 - 11.999 | 4 | 1,675,758.03 | 1.97 |
| 12.000 - 12.999 | 1 | 598,837.89 | 0.70 |
| 13.000 - 13.999 | 7 | 806,072.99 | 0.95 |
| 14.000 - 14.999 | 1 | 129,886.87 | 0.15 |
| **Total:** | **203** | **$85,181,349.08** | **100.00%** |

## Gross Margins of the Adjustable-Rate Loans

| Range of Gross Margins (%) | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| 4.750 - 4.999 | 20 | $8,393,908.54 | 9.85% |
| 5.000 - 5.249 | 13 | 5,797,331.98 | 6.81 |
| 5.250 - 5.499 | 15 | 6,232,432.94 | 7.32 |
| 5.500 - 5.749 | 13 | 5,352,636.91 | 6.28 |
| 5.750 - 5.999 | 15 | 6,912,826.18 | 8.12 |
| 6.000 - 6.249 | 76 | 32,802,647.01 | 38.51 |
| 6.250 - 6.499 | 13 | 5,773,210.42 | 6.78 |
| 6.500 - 6.749 | 22 | 8,157,801.86 | 9.58 |
| 6.750 - 6.999 | 16 | 5,758,553.24 | 6.76 |
| **Total:** | **203** | **$85,181,349.08** | **100.00%** |

# DESCRIPTION OF THE GROUP II COLLATERAL

## Next Adjustment Date of the Adjustable-Rate Loans

| Next Adjustment Date | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| June 2005 | 2 | $770,526.52 | 0.90% |
| July 2005 | 7 | 2,520,594.07 | 2.96 |
| August 2005 | 2 | 862,650.30 | 1.01 |
| September 2005 | 1 | 62,961.43 | 0.07 |
| October 2005 | 4 | 1,528,627.18 | 1.79 |
| November 2005 | 157 | 67,508,490.58 | 79.25 |
| December 2005 | 30 | 11,927,499.00 | 14.00 |
| **Total:** | **203** | **$85,181,349.08** | **100.00%** |

## Initial Periodic Cap of the Adjustable-Rate Loans

| Initial Periodic Cap (%) | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| 2.000 | 203 | $85,181,349.08 | 100.00% |
| **Total:** | **203** | **$85,181,349.08** | **100.00%** |

## Periodic Cap of the Adjustable-Rate Loans

| Periodic Cap (%) | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| 1.000 | 203 | $85,181,349.08 | 100.00% |
| **Total:** | **203** | **$85,181,349.08** | **100.00%** |

# DESCRIPTION OF THE GROUP III COLLATERAL

## Collateral Summary

Statistics for the Initial Mortgage Loans listed below are based on the Cut-Off Date.

| | Summary Statistics | | Range (if applicable) |
|---|---|---|---|
| **Number of Initial Mortgage Loans:** | 677 | | |
| **Aggregate Current Principal Balance:** | $128,084,932.71 | | $58,556.90 to $748,348.78 |
| **Average Current Principal Balance:** | $189,194.88 | | |
| **Aggregate Original Principal Balance:** | $128,253,605.00 | | $60,000.00 to $749,000.00 |
| **Average Original Principal Balance:** | $189,444.03 | | |
| **Fully Amortizing Mortgage Loans:** | 100.00% | | |
| **1st Lien:** | 100.00% | | |
| **Wtd. Avg. Gross Coupon:** | 7.037% | | 5.200% to 14.100% |
| **Wtd. Avg. Original Term (months):** | 336 | | 120 to 360 |
| **Wtd. Avg. Remaining Term (months):** | 335 | | 119 to 360 |
| **Wtd. Avg. Original LTV:** | 78.55% | | 7.93% to 95.00% |
| **Wtd. Avg. Borrower FICO:** | 678 | | 506 to 816 |
| **Retail Originations** | 100.00% | | |
| **Geographic Distribution (Top 5):** | CA | 31.91% | |
| | FL | 9.88% | |
| | NY | 5.80% | |
| | NJ | 5.68% | |
| | MA | 5.46% | |

# DESCRIPTION OF THE GROUP III COLLATERAL

## Collateral Type

| Collateral Type | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| Fixed Rate | 677 | $128,084,932.71 | 100.00% |
| **Total:** | **677** | **$128,084,932.71** | **100.00%** |

## Principal Balance at Origination

| Range of Principal Balances at Origination ($) | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| 50,000.01 - 100,000.00 | 198 | $15,578,412.00 | 12.15% |
| 100,000.01 - 150,000.00 | 175 | 21,606,337.00 | 16.85 |
| 150,000.01 - 200,000.00 | 88 | 15,266,491.00 | 11.90 |
| 200,000.01 - 250,000.00 | 60 | 13,390,236.00 | 10.44 |
| 250,000.01 - 300,000.00 | 35 | 9,687,368.00 | 7.55 |
| 300,000.01 - 350,000.00 | 25 | 8,312,500.00 | 6.48 |
| 350,000.01 - 400,000.00 | 28 | 10,557,218.00 | 8.23 |
| 400,000.01 - 450,000.00 | 25 | 10,670,450.00 | 8.32 |
| 450,000.01 - 500,000.00 | 15 | 7,229,898.00 | 5.64 |
| 500,000.01 - 550,000.00 | 8 | 4,160,200.00 | 3.24 |
| 550,000.01 - 600,000.00 | 19 | 11,045,495.00 | 8.61 |
| 700,000.01 - 750,000.00 | 1 | 749,000.00 | 0.58 |
| **Total:** | **677** | **$128,253,605.00** | **100.00%** |

# DESCRIPTION OF THE GROUP III COLLATERAL

## Principal Balance as of Cut-Off Date

| Range of Principal Balances as of Cut-Off Date ($) | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| 50,000.01 - 100,000.00 | 198 | $15,553,658.89 | 12.14% |
| 100,000.01 - 150,000.00 | 175 | 21,578,807.75 | 16.85 |
| 150,000.01 - 200,000.00 | 88 | 15,239,804.75 | 11.90 |
| 200,000.01 - 250,000.00 | 60 | 13,369,362.79 | 10.44 |
| 250,000.01 - 300,000.00 | 35 | 9,676,951.24 | 7.56 |
| 300,000.01 - 350,000.00 | 25 | 8,302,146.23 | 6.48 |
| 350,000.01 - 400,000.00 | 28 | 10,541,688.16 | 8.23 |
| 400,000.01 - 450,000.00 | 26 | 11,108,392.14 | 8.67 |
| 450,000.01 - 500,000.00 | 15 | 7,272,114.33 | 5.68 |
| 500,000.01 - 550,000.00 | 7 | 3,656,009.90 | 2.85 |
| 550,000.01 - 600,000.00 | 19 | 11,037,647.75 | 8.62 |
| 700,000.01 - 750,000.00 | 1 | 748,348.78 | 0.58 |
| **Total:** | **677** | **$128,084,932.71** | **100.00%** |

## Remaining Term to Maturity

| Range of Months Remaining | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| 61 - 120 | 9 | $864,157.02 | 0.67% |
| 121 - 180 | 82 | 10,951,570.49 | 8.55 |
| 181 - 240 | 51 | 7,266,243.61 | 5.67 |
| 241 - 300 | 3 | 412,651.31 | 0.32 |
| 301 - 360 | 532 | 108,590,310.28 | 84.78 |
| **Total:** | **677** | **$128,084,932.71** | **100.00%** |

# DESCRIPTION OF THE GROUP III COLLATERAL

## Mortgage Rate %

| Range of Current Mortgage Rates (%) | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| 5.000 - 5.499 | 16 | $4,835,560.34 | 3.78% |
| 5.500 - 5.999 | 83 | 21,608,494.65 | 16.87 |
| 6.000 - 6.499 | 55 | 12,722,306.85 | 9.93 |
| 6.500 - 6.999 | 164 | 35,909,354.47 | 28.04 |
| 7.000 - 7.499 | 54 | 9,719,282.45 | 7.59 |
| 7.500 - 7.999 | 152 | 25,906,287.14 | 20.23 |
| 8.000 - 8.499 | 40 | 4,766,692.76 | 3.72 |
| 8.500 - 8.999 | 45 | 5,685,452.84 | 4.44 |
| 9.000 - 9.499 | 14 | 1,384,769.94 | 1.08 |
| 9.500 - 9.999 | 23 | 2,503,442.42 | 1.95 |
| 10.000 - 10.499 | 8 | 659,721.51 | 0.52 |
| 10.500 - 10.999 | 14 | 1,483,477.66 | 1.16 |
| 11.000 - 11.499 | 2 | 136,473.59 | 0.11 |
| 11.500 - 11.999 | 3 | 298,659.62 | 0.23 |
| 12.000 - 12.499 | 1 | 59,984.12 | 0.05 |
| 12.500 - 12.999 | 2 | 334,984.81 | 0.26 |
| 14.000 - 14.499 | 1 | 69,987.54 | 0.05 |
| **Total:** | **677** | **$128,084,932.71** | **100.00%** |

## Original Loan-to-Value Ratios

| Range of Original Loan-to-Value Ratios (%) | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| 25.00 or less | 10 | $1,170,896.00 | 0.91% |
| 25.01 - 30.00 | 2 | 759,133.89 | 0.59 |
| 30.01 - 35.00 | 5 | 797,633.05 | 0.62 |
| 35.01 - 40.00 | 7 | 604,624.86 | 0.47 |
| 40.01 - 45.00 | 5 | 802,183.50 | 0.63 |
| 45.01 - 50.00 | 18 | 2,283,860.50 | 1.78 |
| 50.01 - 55.00 | 12 | 2,056,550.98 | 1.61 |
| 55.01 - 60.00 | 25 | 4,724,905.91 | 3.69 |
| 60.01 - 65.00 | 35 | 7,200,686.88 | 5.62 |
| 65.01 - 70.00 | 37 | 5,118,941.96 | 4.00 |
| 70.01 - 75.00 | 59 | 11,355,389.80 | 8.87 |
| 75.01 - 80.00 | 136 | 24,526,343.52 | 19.15 |
| 80.01 - 85.00 | 84 | 16,156,333.59 | 12.61 |
| 85.01 - 90.00 | 207 | 42,411,927.39 | 33.11 |
| 90.01 - 95.00 | 35 | 8,115,520.88 | 6.34 |
| **Total:** | **677** | **$128,084,932.71** | **100.00%** |

# DESCRIPTION OF THE GROUP III COLLATERAL

## FICO Score at Origination

| Range of FICO Scores | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| 500 - 519 | 2 | $150,579.36 | 0.12% |
| 520 - 539 | 11 | 1,373,713.91 | 1.07 |
| 540 - 559 | 29 | 3,949,423.11 | 3.08 |
| 560 - 579 | 24 | 2,625,581.37 | 2.05 |
| 580 - 599 | 24 | 3,382,392.97 | 2.64 |
| 600 - 619 | 41 | 6,167,134.81 | 4.81 |
| 620 - 639 | 71 | 12,693,262.62 | 9.91 |
| 640 - 659 | 75 | 14,518,015.93 | 11.33 |
| 660 - 679 | 91 | 17,133,130.70 | 13.38 |
| 680 - 699 | 93 | 20,638,339.00 | 16.11 |
| 700 - 719 | 80 | 16,570,574.06 | 12.94 |
| 720 - 739 | 55 | 11,754,461.67 | 9.18 |
| 740 - 759 | 35 | 7,102,139.76 | 5.54 |
| 760 - 779 | 26 | 5,820,919.77 | 4.54 |
| 780 - 799 | 14 | 3,177,570.34 | 2.48 |
| 800 or greater | 6 | 1,027,693.33 | 0.80 |
| **Total:** | **677** | **$128,084,932.71** | **100.00%** |

# DESCRIPTION OF THE GROUP III COLLATERAL

## Geographic Distribution

| State | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| California | 151 | $40,870,479.58 | 31.91% |
| Florida | 82 | 12,653,246.18 | 9.88 |
| New York | 32 | 7,433,575.13 | 5.80 |
| New Jersey | 33 | 7,279,257.48 | 5.68 |
| Massachusetts | 23 | 6,994,203.72 | 5.46 |
| Texas | 46 | 5,288,687.49 | 4.13 |
| Maryland | 25 | 4,872,023.88 | 3.80 |
| Minnesota | 23 | 4,868,709.30 | 3.80 |
| Michigan | 37 | 4,804,446.56 | 3.75 |
| Connecticut | 20 | 4,445,242.24 | 3.47 |
| Washington | 19 | 3,112,406.26 | 2.43 |
| Pennsylvania | 20 | 2,741,377.78 | 2.14 |
| Illinois | 12 | 2,499,284.32 | 1.95 |
| Indiana | 14 | 2,391,678.64 | 1.87 |
| Alabama | 12 | 1,626,545.84 | 1.27 |
| Colorado | 6 | 1,387,822.83 | 1.08 |
| Ohio | 12 | 1,225,765.10 | 0.96 |
| Missouri | 9 | 1,086,687.70 | 0.85 |
| Rhode Island | 5 | 1,058,468.21 | 0.83 |
| Tennessee | 7 | 1,035,529.23 | 0.81 |
| Louisiana | 12 | 1,025,577.95 | 0.80 |
| Wisconsin | 9 | 1,009,907.18 | 0.79 |
| Oklahoma | 11 | 938,305.19 | 0.73 |
| Mississippi | 8 | 864,986.43 | 0.68 |
| Oregon | 4 | 848,687.10 | 0.66 |
| Nevada | 4 | 706,054.76 | 0.55 |
| Maine | 5 | 562,164.87 | 0.44 |
| Arizona | 5 | 528,585.32 | 0.41 |
| South Carolina | 3 | 496,427.10 | 0.39 |
| Hawaii | 2 | 462,772.08 | 0.36 |
| Georgia | 3 | 394,953.53 | 0.31 |
| New Hampshire | 3 | 370,418.58 | 0.29 |
| North Carolina | 2 | 367,362.38 | 0.29 |
| Nebraska | 3 | 335,353.06 | 0.26 |
| Kentucky | 3 | 319,360.45 | 0.25 |
| Idaho | 2 | 271,613.91 | 0.21 |
| Delaware | 2 | 233,917.30 | 0.18 |
| New Mexico | 2 | 186,643.41 | 0.15 |
| Iowa | 2 | 165,645.26 | 0.13 |
| Kansas | 1 | 85,500.00 | 0.07 |
| Utah | 1 | 80,955.66 | 0.06 |
| Arkansas | 1 | 78,526.72 | 0.06 |
| Vermont | 1 | 75,777.00 | 0.06 |
| **Total:** | **677** | **$128,084,932.71** | **100.00%** |

# DESCRIPTION OF THE GROUP III COLLATERAL

## Occupancy Status

| Occupancy Status* | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| Owner-Occupied | 619 | $117,067,012.10 | 91.40% |
| Non-Owner Occupied | 49 | 8,670,472.13 | 6.77 |
| Second Home | 9 | 2,347,448.48 | 1.83 |
| **Total:** | **677** | **$128,084,932.71** | **100.00%** |

*Based on mortgagor representation at origination.

## Documentation Type

| Income Documentation | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| Full Documentation | 506 | $97,066,385.29 | 75.78% |
| Stated Documentation | 133 | 23,689,743.89 | 18.50 |
| Limited Documentation | 38 | 7,328,803.53 | 5.72 |
| **Total:** | **677** | **$128,084,932.71** | **100.00%** |

## Loan Purpose

| Purpose | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| Purchase | 4 | $855,721.85 | 0.67% |
| Refinance-Debt Consolidation No Cash Out* | 73 | 14,600,238.22 | 11.40 |
| Refinance-Debt Consolidation Cash Out** | 600 | 112,628,972.64 | 87.93 |
| **Total:** | **677** | **$128,084,932.71** | **100.00%** |

* Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed [2% or $2,000] of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed [2% or $2,000] of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

# DESCRIPTION OF THE GROUP III COLLATERAL

## Credit Grade

| Risk Category | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| 8A | 178 | $37,935,023.10 | 29.62% |
| 7A | 128 | 28,037,837.69 | 21.89 |
| 6A | 88 | 16,376,793.12 | 12.79 |
| 5A | 73 | 13,692,533.59 | 10.69 |
| 4A | 69 | 12,640,899.31 | 9.87 |
| 3A | 37 | 5,986,897.14 | 4.67 |
| 2A | 60 | 8,486,493.97 | 6.63 |
| A | 15 | 1,288,107.30 | 1.01 |
| B | 18 | 1,912,557.66 | 1.49 |
| C | 11 | 1,727,789.83 | 1.35 |
| **Total:** | **677** | **$128,084,932.71** | **100.00%** |

## Property Type

| Property Type | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| Single Family Detached | 548 | $107,609,306.16 | 84.01% |
| Two-to Four-Family | 44 | 10,160,220.79 | 7.93 |
| Condominium | 28 | 4,170,138.04 | 3.26 |
| PUD Detached | 27 | 3,334,643.70 | 2.60 |
| Manufactured Housing | 26 | 2,351,314.43 | 1.84 |
| Single Family Attached | 3 | 319,903.38 | 0.25 |
| PUD Attached | 1 | 139,406.21 | 0.11 |
| **Total:** | **677** | **$128,084,932.71** | **100.00%** |

## Prepayment Charge Term

| Prepayment Charge Term at Origination (mos.) | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| 0 | 148 | $27,034,532.67 | 21.11% |
| 12 | 40 | 8,896,851.79 | 6.95 |
| 24 | 2 | 585,155.95 | 0.46 |
| 30 | 3 | 788,198.50 | 0.62 |
| 36 | 484 | 90,780,193.80 | 70.87 |
| **Total:** | **677** | **$128,084,932.71** | **100.00%** |

# DESCRIPTION OF THE GROUP III COLLATERAL

## Origination Source

| Origination Source | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| Retail | 677 | $128,084,932.71 | 100.00% |
| **Total:** | **677** | **$128,084,932.71** | **100.00%** |

## Conforming Balance

| Conforming Balance | Number of Initial Mortgage Loans | Principal Balance as of the Cut-Off Date | % of Principal Balance as of the Cut-Off Date |
|---|---|---|---|
| Non-Conforming | 112 | $49,538,896.39 | 38.68% |
| Conforming | 565 | 78,546,036.32 | 61.32 |
| **Total:** | **677** | **$128,084,932.71** | **100.00%** |

## Sensitivity Analysis
*To Call*

| Class | FRM PPC<br>ARM CPR | 0%<br>0% | 50%<br>13% | 75%<br>20% | 100%<br>27% | 125%<br>34% | 150%<br>40% |
|---|---|---|---|---|---|---|---|
| AV-1 | Avg Life (yrs) | 18.43 | 5.71 | 3.92 | 2.94 | 2.29 | 1.85 |
| | Modified Duration (yrs) | 15.82 | 5.35 | 3.76 | 2.85 | 2.24 | 1.82 |
| | First Payment Period | Jan04 | Jan04 | Jan04 | Jan04 | Jan04 | Jan04 |
| | Last Payment Period | Aug32 | Nov19 | Feb15 | May12 | Aug10 | Jun09 |
| AV-2 | Avg Life (yrs) | 18.53 | 5.73 | 3.93 | 2.95 | 2.30 | 1.85 |
| | Modified Duration (yrs) | 15.92 | 5.37 | 3.77 | 2.86 | 2.25 | 1.82 |
| | First Payment Period | Jan04 | Jan04 | Jan04 | Jan04 | Jan04 | Jan04 |
| | Last Payment Period | Aug32 | Nov19 | Feb15 | May12 | Aug10 | Jun09 |
| AF-1 | Avg Life (yrs) | 6.60 | 1.37 | 1.07 | 0.90 | 0.79 | 0.72 |
| | Modified Duration (yrs) | 6.28 | 1.36 | 1.07 | 0.90 | 0.80 | 0.72 |
| | First Payment Period | Jan04 | Jan04 | Jan04 | Jan04 | Jan04 | Jan04 |
| | Last Payment Period | Mar16 | May06 | Sep05 | May05 | Mar05 | Jan05 |
| AF-2 | Avg Life (yrs) | 15.68 | 3.48 | 2.51 | 2.00 | 1.69 | 1.47 |
| | Modified Duration (yrs) | 12.41 | 3.27 | 2.39 | 1.92 | 1.62 | 1.42 |
| | First Payment Period | Mar16 | May06 | Sep05 | May05 | Mar05 | Jan05 |
| | Last Payment Period | Oct22 | Aug08 | Mar07 | Jun06 | Jan06 | Oct05 |
| AF-3 | Avg Life (yrs) | 20.81 | 5.61 | 3.86 | 3.00 | 2.47 | 2.11 |
| | Modified Duration (yrs) | 14.59 | 5.02 | 3.56 | 2.81 | 2.33 | 2.01 |
| | First Payment Period | Oct22 | Aug08 | Mar07 | Jun06 | Jan06 | Oct05 |
| | Last Payment Period | Mar27 | Nov10 | Aug08 | Jun07 | Sep06 | Apr06 |
| AF-4 | Avg Life (yrs) | 25.71 | 10.85 | 7.12 | 5.00 | 3.87 | 3.04 |
| | Modified Duration (yrs) | 14.43 | 8.21 | 5.85 | 4.34 | 3.45 | 2.76 |
| | First Payment Period | Mar27 | Nov10 | Aug08 | Jun07 | Sep06 | Apr06 |
| | Last Payment Period | Oct31 | Jan19 | Oct14 | May11 | Apr09 | Feb08 |
| AF-5 | Avg Life (yrs) | 28.56 | 15.91 | 11.20 | 8.40 | 6.43 | 5.16 |
| | Modified Duration (yrs) | 13.83 | 10.24 | 8.10 | 6.53 | 5.26 | 4.37 |
| | First Payment Period | Oct31 | Jan19 | Oct14 | May11 | Apr09 | Feb08 |
| | Last Payment Period | Aug32 | Nov19 | Feb15 | May12 | Aug10 | Jun09 |
| AF-6 | Avg Life (yrs) | 12.94 | 7.98 | 7.18 | 6.59 | 5.90 | 5.22 |
| | Modified Duration (yrs) | 9.12 | 6.36 | 5.86 | 5.47 | 5.01 | 4.51 |
| | First Payment Period | Jan07 | Jan07 | Jan07 | Jan07 | Feb07 | Jun07 |
| | Last Payment Period | Aug32 | Nov19 | Feb15 | May12 | Aug10 | Jun09 |

## Sensitivity Analysis

*To Call*

| Class | FRM PPC<br>ARM CPR | 0%<br>0% | 50%<br>13% | 75%<br>20% | 100%<br>27% | 125%<br>34% | 150%<br>40% |
|---|---|---|---|---|---|---|---|
| M-1 | Avg Life (yrs) | 26.08 | 10.73 | 7.42 | 5.62 | 4.72 | 4.37 |
| | Modified Duration (yrs) | 20.93 | 9.72 | 6.94 | 5.35 | 4.54 | 4.23 |
| | First Payment Period | Aug25 | Mar09 | Jul07 | Feb07 | Apr07 | Jul07 |
| | Last Payment Period | Aug32 | Nov19 | Feb15 | May12 | Aug10 | Jun09 |
| M-2 | Avg Life (yrs) | 26.07 | 10.73 | 7.42 | 5.61 | 4.63 | 4.13 |
| | Modified Duration (yrs) | 18.60 | 9.17 | 6.65 | 5.16 | 4.33 | 3.91 |
| | First Payment Period | Jul25 | Mar09 | Jul07 | Jan07 | Feb07 | Apr07 |
| | Last Payment Period | Aug32 | Nov19 | Feb15 | May12 | Aug10 | Jun09 |
| M-3 | Avg Life (yrs) | 26.07 | 10.73 | 7.42 | 5.60 | 4.59 | 4.05 |
| | Modified Duration (yrs) | 17.77 | 8.96 | 6.54 | 5.09 | 4.25 | 3.79 |
| | First Payment Period | Jun25 | Mar09 | Jul07 | Jan07 | Feb07 | Mar07 |
| | Last Payment Period | Aug32 | Nov19 | Feb15 | May12 | Aug10 | Jun09 |
| M-4 | Avg Life (yrs) | 26.07 | 10.73 | 7.42 | 5.60 | 4.59 | 4.03 |
| | Modified Duration (yrs) | 15.61 | 8.38 | 6.22 | 4.89 | 4.11 | 3.67 |
| | First Payment Period | Jun25 | Mar09 | Jul07 | Jan07 | Feb07 | Feb07 |
| | Last Payment Period | Aug32 | Nov19 | Feb15 | May12 | Aug10 | Jun09 |
| M-5 | Avg Life (yrs) | 26.07 | 10.73 | 7.42 | 5.60 | 4.57 | 4.01 |
| | Modified Duration (yrs) | 14.29 | 8.00 | 6.01 | 4.76 | 4.00 | 3.58 |
| | First Payment Period | Jun25 | Mar09 | Jul07 | Jan07 | Jan07 | Feb07 |
| | Last Payment Period | Aug32 | Nov19 | Feb15 | May12 | Aug10 | Jun09 |
| M-6 | Avg Life (yrs) | 25.98 | 10.38 | 7.17 | 5.41 | 4.41 | 3.86 |
| | Modified Duration (yrs) | 13.01 | 7.36 | 5.54 | 4.39 | 3.70 | 3.31 |
| | First Payment Period | Jun25 | Mar09 | Jul07 | Jan07 | Jan07 | Jan07 |
| | Last Payment Period | Aug32 | Nov19 | Feb15 | May12 | Aug10 | Jun09 |

## Sensitivity Analysis

*To Maturity*

| Class | FRM PPC<br>ARM CPR | 0%<br>0% | 50%<br>13% | 75%<br>20% | 100%<br>27% | 125%<br>34% | 150%<br>40% |
|---|---|---|---|---|---|---|---|
| AV-1 | Avg Life (yrs) | 18.48 | 6.06 | 4.22 | 3.17 | 2.48 | 2.00 |
| | Modified Duration (yrs) | 15.85 | 5.62 | 4.00 | 3.05 | 2.41 | 1.96 |
| | First Payment Period | Jan04 | Jan04 | Jan04 | Jan04 | Jan04 | Jan04 |
| | Last Payment Period | Nov33 | Oct31 | Jan27 | Mar22 | Aug18 | Mar16 |
| AV-2 | Avg Life (yrs) | 18.59 | 6.09 | 4.23 | 3.18 | 2.48 | 2.01 |
| | Modified Duration (yrs) | 15.96 | 5.65 | 4.02 | 3.06 | 2.41 | 1.97 |
| | First Payment Period | Jan04 | Jan04 | Jan04 | Jan04 | Jan04 | Jan04 |
| | Last Payment Period | Nov33 | Nov31 | Mar27 | Apr22 | Sep18 | Mar16 |
| AF-1 | Avg Life (yrs) | 6.60 | 1.37 | 1.07 | 0.90 | 0.79 | 0.72 |
| | Modified Duration (yrs) | 6.28 | 1.36 | 1.07 | 0.90 | 0.80 | 0.72 |
| | First Payment Period | Jan04 | Jan04 | Jan04 | Jan04 | Jan04 | Jan04 |
| | Last Payment Period | Mar16 | May06 | Sep05 | May05 | Mar05 | Jan05 |
| AF-2 | Avg Life (yrs) | 15.68 | 3.48 | 2.51 | 2.00 | 1.69 | 1.47 |
| | Modified Duration (yrs) | 12.41 | 3.27 | 2.39 | 1.92 | 1.62 | 1.42 |
| | First Payment Period | Mar16 | May06 | Sep05 | May05 | Mar05 | Jan05 |
| | Last Payment Period | Oct22 | Aug08 | Mar07 | Jun06 | Jan06 | Oct05 |
| AF-3 | Avg Life (yrs) | 20.81 | 5.61 | 3.86 | 3.00 | 2.47 | 2.11 |
| | Modified Duration (yrs) | 14.59 | 5.02 | 3.56 | 2.81 | 2.33 | 2.01 |
| | First Payment Period | Oct22 | Aug08 | Mar07 | Jun06 | Jan06 | Oct05 |
| | Last Payment Period | Mar27 | Nov10 | Aug08 | Jun07 | Sep06 | Apr06 |
| AF-4 | Avg Life (yrs) | 25.71 | 10.85 | 7.12 | 5.00 | 3.87 | 3.04 |
| | Modified Duration (yrs) | 14.43 | 8.21 | 5.85 | 4.34 | 3.45 | 2.76 |
| | First Payment Period | Mar27 | Nov10 | Aug08 | Jun07 | Sep06 | Apr06 |
| | Last Payment Period | Oct31 | Jan19 | Oct14 | May11 | Apr09 | Feb08 |
| AF-5 | Avg Life (yrs) | 28.99 | 20.32 | 15.50 | 11.98 | 9.05 | 6.77 |
| | Modified Duration (yrs) | 13.91 | 11.68 | 9.93 | 8.36 | 6.76 | 5.36 |
| | First Payment Period | Oct31 | Jan19 | Oct14 | May11 | Apr09 | Feb08 |
| | Last Payment Period | Nov33 | Jun32 | Feb29 | Sep24 | Jan21 | Mar18 |
| AF-6 | Avg Life (yrs) | 12.94 | 8.00 | 7.27 | 6.82 | 6.56 | 6.46 |
| | Modified Duration (yrs) | 9.12 | 6.37 | 5.91 | 5.62 | 5.45 | 5.38 |
| | First Payment Period | Jan07 | Jan07 | Jan07 | Jan07 | Feb07 | Jun07 |
| | Last Payment Period | Oct33 | Apr32 | Dec28 | Jul24 | Nov20 | Jan18 |

## Sensitivity Analysis

*To Maturity*

| Class | FRM PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|---|
| | ARM CPR | 0% | 13% | 20% | 27% | 34% | 40% |
| M-1 | Avg Life (yrs) | 26.21 | 11.60 | 8.15 | 6.20 | 5.19 | 4.77 |
| | Modified Duration (yrs) | 21.01 | 10.35 | 7.52 | 5.84 | 4.95 | 4.58 |
| | First Payment Period | Aug25 | Mar09 | Jul07 | Feb07 | Apr07 | Jul07 |
| | Last Payment Period | Oct33 | Feb30 | Mar25 | Nov20 | Sep17 | Jun15 |
| M-2 | Avg Life (yrs) | 26.20 | 11.50 | 8.05 | 6.10 | 5.02 | 4.47 |
| | Modified Duration (yrs) | 18.66 | 9.65 | 7.10 | 5.55 | 4.65 | 4.19 |
| | First Payment Period | Jul25 | Mar09 | Jul07 | Jan07 | Feb07 | Apr07 |
| | Last Payment Period | Sep33 | Jun27 | Jul21 | Jun17 | Oct14 | Dec12 |
| M-3 | Avg Life (yrs) | 26.18 | 11.34 | 7.91 | 5.99 | 4.90 | 4.31 |
| | Modified Duration (yrs) | 17.82 | 9.33 | 6.88 | 5.38 | 4.50 | 4.01 |
| | First Payment Period | Jun25 | Mar09 | Jul07 | Jan07 | Feb07 | Mar07 |
| | Last Payment Period | Jun33 | Dec24 | Mar19 | Aug15 | Mar13 | Aug11 |
| M-4 | Avg Life (yrs) | 26.16 | 11.20 | 7.80 | 5.89 | 4.82 | 4.22 |
| | Modified Duration (yrs) | 15.64 | 8.63 | 6.45 | 5.10 | 4.29 | 3.82 |
| | First Payment Period | Jun25 | Mar09 | Jul07 | Jan07 | Feb07 | Feb07 |
| | Last Payment Period | Apr33 | Jul23 | Jan18 | Aug14 | Jun12 | Dec10 |
| M-5 | Avg Life (yrs) | 26.12 | 10.95 | 7.60 | 5.74 | 4.68 | 4.10 |
| | Modified Duration (yrs) | 14.30 | 8.11 | 6.11 | 4.85 | 4.08 | 3.65 |
| | First Payment Period | Jun25 | Mar09 | Jul07 | Jan07 | Jan07 | Feb07 |
| | Last Payment Period | Feb33 | Mar22 | Dec16 | Oct13 | Oct11 | Jun10 |
| M-6 | Avg Life (yrs) | 25.98 | 10.38 | 7.17 | 5.41 | 4.41 | 3.86 |
| | Modified Duration (yrs) | 13.01 | 7.36 | 5.54 | 4.39 | 3.70 | 3.31 |
| | First Payment Period | Jun25 | Mar09 | Jul07 | Jan07 | Jan07 | Jan07 |
| | Last Payment Period | Aug32 | Nov19 | Feb15 | May12 | Aug10 | Jun09 |

# Yield Maintenance Agreement Schedule and Strike Rates For Class AV-2 Certificates

| Period | Class AV-2 Notional Schedule($) | Cap Strike (%) | Cap Ceiling (%) | Period | Class AV-2 Notional Schedule($) | Cap Strike (%) | Cap Ceiling (%) |
|---|---|---|---|---|---|---|---|
| 1 | 142,997,000.00 | 3.603 | 8.880 | 33 | 54,643,853.12 | 8.205 | 8.880 |
| 2 | 140,472,771.70 | 5.377 | 8.880 | 34 | 52,690,799.74 | 8.485 | 8.880 |
| 3 | 137,950,857.43 | 5.751 | 8.880 | 35 | 50,784,122.19 | 8.193 | 8.880 |
| 4 | 135,429,999.24 | 6.565 | 8.880 | 36 | 48,922,705.01 | 8.880 | 8.880 |
| 5 | 132,134,718.58 | 6.794 | 8.880 | 37 | 47,108,385.61 | 8.596 | 8.880 |
| 6 | 128,839,456.42 | 6.560 | 8.880 | 38 | 47,108,385.61 | 8.589 | 8.880 |
| 7 | 125,543,338.17 | 6.789 | 8.880 | 39 | 47,108,385.61 | 8.880 | 8.880 |
| 8 | 122,245,823.03 | 6.556 | 8.880 | 40 | 47,018,794.45 | 8.712 | 8.880 |
| 9 | 118,946,701.62 | 6.554 | 8.880 | | | | |
| 10 | 115,646,091.90 | 6.783 | 8.880 | | | | |
| 11 | 112,344,433.29 | 6.550 | 8.880 | | | | |
| 12 | 109,043,180.75 | 6.780 | 8.880 | | | | |
| 13 | 105,802,047.69 | 6.548 | 8.880 | | | | |
| 14 | 102,620,194.63 | 6.547 | 8.880 | | | | |
| 15 | 99,496,613.54 | 7.287 | 8.880 | | | | |
| 16 | 96,448,183.57 | 6.545 | 8.880 | | | | |
| 17 | 93,473,217.40 | 6.774 | 8.880 | | | | |
| 18 | 90,569,921.82 | 6.542 | 8.880 | | | | |
| 19 | 87,736,547.94 | 6.772 | 8.880 | | | | |
| 20 | 84,971,390.10 | 6.540 | 8.880 | | | | |
| 21 | 82,272,784.79 | 6.539 | 8.880 | | | | |
| 22 | 79,639,109.58 | 6.768 | 8.880 | | | | |
| 23 | 77,068,782.09 | 6.537 | 8.880 | | | | |
| 24 | 74,560,259.00 | 7.656 | 8.880 | | | | |
| 25 | 72,123,621.17 | 7.394 | 8.880 | | | | |
| 26 | 69,745,247.82 | 7.391 | 8.880 | | | | |
| 27 | 67,423,727.66 | 8.533 | 8.880 | | | | |
| 28 | 65,161,238.85 | 7.667 | 8.880 | | | | |
| 29 | 62,952,709.88 | 7.930 | 8.880 | | | | |
| 30 | 60,796,837.16 | 8.082 | 8.880 | | | | |
| 31 | 58,696,287.12 | 8.358 | 8.880 | | | | |
| 32 | 56,645,693.63 | 8.071 | 8.880 | | | | |

# Yield Maintenance Agreement Schedule and Strike Rates For Class M-1 Certificates

| Period | Class M-1 Notional Schedule($) | Cap Strike (%) | Cap Ceiling (%) | Period | Class M-1 Notional Schedule($) | Cap Strike (%) | Cap Ceiling (%) | Period | Class M-1 Notional Schedule($) | Cap Strike (%) | Cap Ceiling (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 1 | 66,125,000.00 | 3.428 | 9.300 | 35 | 66,125,000.00 | 7.866 | 9.300 | 69 | 28,649,674.56 | 8.825 | 9.300 |
| 2 | 66,125,000.00 | 5.250 | 9.300 | 36 | 66,125,000.00 | 8.513 | 9.300 | 70 | 27,995,957.45 | 9.130 | 9.300 |
| 3 | 66,125,000.00 | 5.635 | 9.300 | 37 | 66,125,000.00 | 8.212 | 9.300 | 71 | 27,357,117.96 | 8.804 | 9.300 |
| 4 | 66,125,000.00 | 6.484 | 9.300 | 38 | 66,125,000.00 | 8.161 | 9.300 | 72 | 26,732,813.98 | 9.109 | 9.300 |
| 5 | 66,125,000.00 | 6.718 | 9.300 | 39 | 63,394,514.63 | 9.204 | 9.300 | 73 | 26,122,711.43 | 8.784 | 9.300 |
| 6 | 66,125,000.00 | 6.478 | 9.300 | 40 | 55,976,421.48 | 8.223 | 9.300 | 74 | 25,526,484.00 | 8.774 | 9.300 |
| 7 | 66,125,000.00 | 6.712 | 9.300 | 41 | 54,694,450.33 | 8.511 | 9.300 | 75 | 24,943,813.02 | 9.300 | 9.300 |
| 8 | 66,125,000.00 | 6.472 | 9.300 | 42 | 53,441,976.17 | 8.545 | 9.300 | 76 | 24,374,387.25 | 8.754 | 9.300 |
| 9 | 66,125,000.00 | 6.470 | 9.300 | 43 | 52,219,656.27 | 8.843 | 9.300 | 77 | 23,817,902.72 | 9.057 | 9.300 |
| 10 | 66,125,000.00 | 6.705 | 9.300 | 44 | 51,025,420.10 | 8.528 | 9.300 | 78 | 23,274,062.53 | 8.734 | 9.300 |
| 11 | 66,125,000.00 | 6.466 | 9.300 | 45 | 49,858,606.11 | 8.630 | 9.300 | 79 | 22,742,576.73 | 9.037 | 9.300 |
| 12 | 66,125,000.00 | 6.702 | 9.300 | 46 | 48,718,988.95 | 8.930 | 9.300 | 80 | 22,223,162.09 | 8.714 | 9.300 |
| 13 | 66,125,000.00 | 6.464 | 9.300 | 47 | 47,605,516.45 | 8.612 | 9.300 | 81 | 21,715,542.00 | 8.704 | 9.300 |
| 14 | 66,125,000.00 | 6.462 | 9.300 | 48 | 46,517,578.55 | 9.253 | 9.300 | 82 | 21,219,446.29 | 9.006 | 9.300 |
| 15 | 66,125,000.00 | 7.223 | 9.300 | 49 | 45,455,590.34 | 8.924 | 9.300 | 83 | 20,734,611.07 | 8.685 | 9.300 |
| 16 | 66,125,000.00 | 6.460 | 9.300 | 50 | 44,417,925.28 | 8.914 | 9.300 | 84 | 20,260,778.58 | 8.986 | 9.300 |
| 17 | 66,125,000.00 | 6.695 | 9.300 | 51 | 43,404,012.80 | 9.300 | 9.300 | 85 | 19,797,697.07 | 8.665 | 9.300 |
| 18 | 66,125,000.00 | 6.457 | 9.300 | 52 | 42,413,611.60 | 9.002 | 9.300 | 86 | 19,345,120.63 | 8.656 | 9.300 |
| 19 | 66,125,000.00 | 6.693 | 9.300 | 53 | 41,445,862.63 | 9.300 | 9.300 | 87 | 18,902,809.05 | 9.300 | 9.300 |
| 20 | 66,125,000.00 | 6.455 | 9.300 | 54 | 40,500,239.33 | 8.981 | 9.300 | 88 | 18,470,527.73 | 8.636 | 9.300 |
| 21 | 66,125,000.00 | 6.453 | 9.300 | 55 | 39,576,229.51 | 9.291 | 9.300 | 89 | 18,048,047.49 | 8.936 | 9.300 |
| 22 | 66,125,000.00 | 6.689 | 9.300 | 56 | 38,673,333.03 | 8.960 | 9.300 | 90 | 17,635,144.46 | 8.617 | 9.300 |
| 23 | 66,125,000.00 | 6.451 | 9.300 | 57 | 37,791,061.53 | 8.949 | 9.300 | 91 | 17,231,599.99 | 8.916 | 9.300 |
| 24 | 66,125,000.00 | 7.447 | 9.300 | 58 | 36,928,938.13 | 9.258 | 9.300 | 92 | 16,837,200.48 | 8.598 | 9.300 |
| 25 | 66,125,000.00 | 7.184 | 9.300 | 59 | 36,086,497.17 | 8.928 | 9.300 | 93 | 16,451,737.27 | 8.588 | 9.300 |
| 26 | 66,125,000.00 | 7.181 | 9.300 | 60 | 35,263,283.92 | 9.237 | 9.300 | 94 | 16,075,006.55 | 8.887 | 9.300 |
| 27 | 66,125,000.00 | 8.285 | 9.300 | 61 | 34,458,854.36 | 8.907 | 9.300 | 95 | 15,706,809.22 | 8.570 | 9.300 |
| 28 | 66,125,000.00 | 7.417 | 9.300 | 62 | 33,672,774.87 | 8.897 | 9.300 | 96 | 15,346,950.78 | 8.867 | 9.300 |
| 29 | 66,125,000.00 | 7.682 | 9.300 | 63 | 32,904,622.02 | 9.300 | 9.300 | 97 | 14,995,241.25 | 8.551 | 9.300 |
| 30 | 66,125,000.00 | 7.771 | 9.300 | 64 | 32,153,982.31 | 8.876 | 9.300 | 98 | 14,651,495.01 | 8.541 | 9.300 |
| 31 | 66,125,000.00 | 8.048 | 9.300 | 65 | 31,420,451.95 | 9.183 | 9.300 | 99 | 14,315,530.77 | 9.165 | 9.300 |
| 32 | 66,125,000.00 | 7.762 | 9.300 | 66 | 30,703,636.60 | 8.856 | 9.300 | 100 | 13,987,171.38 | 8.523 | 9.300 |
| 33 | 66,125,000.00 | 7.877 | 9.300 | 67 | 30,003,151.16 | 9.162 | 9.300 | 101 | 13,666,243.82 | 8.819 | 9.300 |
| 34 | 66,125,000.00 | 8.156 | 9.300 | 68 | 29,318,619.58 | 8.835 | 9.300 | 102 | 13,352,579.05 | 8.505 | 9.300 |

# Yield Maintenance Agreement Schedule and Strike Rates For Class M-2 Certificates

| Period | Class M-2 Notional Schedule($) | Cap Strike (%) | Cap Ceiling (%) | Period | Class M-2 Notional Schedule($) | Cap Strike (%) | Cap Ceiling (%) | Period | Class M-2 Notional Schedule($) | Cap Strike (%) | Cap Ceiling (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 1 | 51,750,000.00 | 2.478 | 9.350 | 35 | 51,750,000.00 | 6.916 | 9.350 | 69 | 22,421,484.44 | 7.875 | 9.350 |
| 2 | 51,750,000.00 | 4.300 | 9.350 | 36 | 51,750,000.00 | 7.563 | 9.350 | 70 | 21,909,879.74 | 8.180 | 9.350 |
| 3 | 51,750,000.00 | 4.685 | 9.350 | 37 | 51,750,000.00 | 7.262 | 9.350 | 71 | 21,409,918.40 | 7.854 | 9.350 |
| 4 | 51,750,000.00 | 5.534 | 9.350 | 38 | 51,156,873.21 | 7.211 | 9.350 | 72 | 20,921,332.68 | 8.159 | 9.350 |
| 5 | 51,750,000.00 | 5.768 | 9.350 | 39 | 44,834,554.36 | 8.254 | 9.350 | 73 | 20,443,861.12 | 7.834 | 9.350 |
| 6 | 51,750,000.00 | 5.528 | 9.350 | 40 | 43,807,634.20 | 7.273 | 9.350 | 74 | 19,977,248.35 | 7.824 | 9.350 |
| 7 | 51,750,000.00 | 5.762 | 9.350 | 41 | 42,804,352.43 | 7.561 | 9.350 | 75 | 19,521,244.97 | 8.823 | 9.350 |
| 8 | 51,750,000.00 | 5.522 | 9.350 | 42 | 41,824,155.26 | 7.595 | 9.350 | 76 | 19,075,607.41 | 7.804 | 9.350 |
| 9 | 51,750,000.00 | 5.520 | 9.350 | 43 | 40,867,557.08 | 7.893 | 9.350 | 77 | 18,640,097.78 | 8.107 | 9.350 |
| 10 | 51,750,000.00 | 5.755 | 9.350 | 44 | 39,932,937.47 | 7.578 | 9.350 | 78 | 18,214,483.72 | 7.784 | 9.350 |
| 11 | 51,750,000.00 | 5.516 | 9.350 | 45 | 39,019,778.70 | 7.680 | 9.350 | 79 | 17,798,538.31 | 8.087 | 9.350 |
| 12 | 51,750,000.00 | 5.752 | 9.350 | 46 | 38,127,904.40 | 7.980 | 9.350 | 80 | 17,392,039.90 | 7.764 | 9.350 |
| 13 | 51,750,000.00 | 5.514 | 9.350 | 47 | 37,256,491.13 | 7.662 | 9.350 | 81 | 16,994,772.00 | 7.754 | 9.350 |
| 14 | 51,750,000.00 | 5.512 | 9.350 | 48 | 36,405,061.48 | 8.303 | 9.350 | 82 | 16,606,523.19 | 8.056 | 9.350 |
| 15 | 51,750,000.00 | 6.273 | 9.350 | 49 | 35,573,940.27 | 7.974 | 9.350 | 83 | 16,227,086.93 | 7.735 | 9.350 |
| 16 | 51,750,000.00 | 5.510 | 9.350 | 50 | 34,761,854.56 | 7.964 | 9.350 | 84 | 15,856,261.50 | 8.036 | 9.350 |
| 17 | 51,750,000.00 | 5.745 | 9.350 | 51 | 33,968,357.85 | 8.729 | 9.350 | 85 | 15,493,849.88 | 7.715 | 9.350 |
| 18 | 51,750,000.00 | 5.507 | 9.350 | 52 | 33,193,261.25 | 8.052 | 9.350 | 86 | 15,139,659.62 | 7.706 | 9.350 |
| 19 | 51,750,000.00 | 5.743 | 9.350 | 53 | 32,435,892.49 | 8.363 | 9.350 | 87 | 14,793,502.74 | 8.692 | 9.350 |
| 20 | 51,750,000.00 | 5.505 | 9.350 | 54 | 31,695,839.48 | 8.031 | 9.350 | 88 | 14,455,195.62 | 7.686 | 9.350 |
| 21 | 51,750,000.00 | 5.503 | 9.350 | 55 | 30,972,701.36 | 8.341 | 9.350 | 89 | 14,124,558.90 | 7.986 | 9.350 |
| 22 | 51,750,000.00 | 5.739 | 9.350 | 56 | 30,266,086.72 | 8.010 | 9.350 | 90 | 13,801,417.41 | 7.667 | 9.350 |
| 23 | 51,750,000.00 | 5.501 | 9.350 | 57 | 29,575,613.37 | 7.999 | 9.350 | 91 | 13,485,599.99 | 7.966 | 9.350 |
| 24 | 51,750,000.00 | 6.497 | 9.350 | 58 | 28,900,908.10 | 8.308 | 9.350 | 92 | 13,176,939.50 | 7.648 | 9.350 |
| 25 | 51,750,000.00 | 6.234 | 9.350 | 59 | 28,241,606.48 | 7.978 | 9.350 | 93 | 12,875,272.65 | 7.638 | 9.350 |
| 26 | 51,750,000.00 | 6.231 | 9.350 | 60 | 27,597,352.64 | 8.287 | 9.350 | 94 | 12,580,439.91 | 7.937 | 9.350 |
| 27 | 51,750,000.00 | 7.335 | 9.350 | 61 | 26,967,799.06 | 7.957 | 9.350 | 95 | 12,292,285.47 | 7.620 | 9.350 |
| 28 | 51,750,000.00 | 6.467 | 9.350 | 62 | 26,352,606.42 | 7.947 | 9.350 | 96 | 12,010,657.13 | 7.917 | 9.350 |
| 29 | 51,750,000.00 | 6.732 | 9.350 | 63 | 25,751,443.32 | 8.958 | 9.350 | 97 | 11,735,406.19 | 7.601 | 9.350 |
| 30 | 51,750,000.00 | 6.821 | 9.350 | 64 | 25,163,986.15 | 7.926 | 9.350 | 98 | 11,466,387.40 | 7.591 | 9.350 |
| 31 | 51,750,000.00 | 7.098 | 9.350 | 65 | 24,589,918.91 | 8.233 | 9.350 | 99 | 11,203,458.86 | 8.215 | 9.350 |
| 32 | 51,750,000.00 | 6.812 | 9.350 | 66 | 24,028,932.99 | 7.906 | 9.350 | 100 | 10,946,481.95 | 7.573 | 9.350 |
| 33 | 51,750,000.00 | 6.927 | 9.350 | 67 | 23,480,727.00 | 8.212 | 9.350 | 101 | 10,695,321.25 | 7.869 | 9.350 |
| 34 | 51,750,000.00 | 7.206 | 9.350 | 68 | 22,945,006.62 | 7.885 | 9.350 | 102 | 10,449,844.47 | 7.555 | 9.350 |

# Yield Maintenance Agreement Schedule and Strike Rates For Class M-3 Certificates

| Period | Class M-3 Notional Schedule($) | Cap Strike (%) | Cap Ceiling (%) | Period | Class M-3 Notional Schedule($) | Cap Strike (%) | Cap Ceiling (%) | Period | Class M-3 Notional Schedule($) | Cap Strike (%) | Cap Ceiling (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 1 | 17,250,000.00 | 2.098 | 9.120 | 35 | 17,250,000.00 | 6.536 | 9.120 | 69 | 7,473,828.15 | 7.495 | 9.120 |
| 2 | 17,250,000.00 | 3.920 | 9.120 | 36 | 17,250,000.00 | 7.183 | 9.120 | 70 | 7,303,293.25 | 7.800 | 9.120 |
| 3 | 17,250,000.00 | 4.305 | 9.120 | 37 | 17,250,000.00 | 6.882 | 9.120 | 71 | 7,136,639.47 | 7.474 | 9.120 |
| 4 | 17,250,000.00 | 5.154 | 9.120 | 38 | 15,295,376.36 | 6.831 | 9.120 | 72 | 6,973,777.56 | 7.779 | 9.120 |
| 5 | 17,250,000.00 | 5.388 | 9.120 | 39 | 14,944,851.45 | 7.874 | 9.120 | 73 | 6,814,620.37 | 7.454 | 9.120 |
| 6 | 17,250,000.00 | 5.148 | 9.120 | 40 | 14,602,544.73 | 6.893 | 9.120 | 74 | 6,659,082.78 | 7.444 | 9.120 |
| 7 | 17,250,000.00 | 5.382 | 9.120 | 41 | 14,268,117.48 | 7.181 | 9.120 | 75 | 6,507,081.66 | 8.443 | 9.120 |
| 8 | 17,250,000.00 | 5.142 | 9.120 | 42 | 13,941,385.09 | 7.215 | 9.120 | 76 | 6,358,535.80 | 7.424 | 9.120 |
| 9 | 17,250,000.00 | 5.140 | 9.120 | 43 | 13,622,519.03 | 7.513 | 9.120 | 77 | 6,213,365.93 | 7.727 | 9.120 |
| 10 | 17,250,000.00 | 5.375 | 9.120 | 44 | 13,310,979.16 | 7.198 | 9.120 | 78 | 6,071,494.57 | 7.404 | 9.120 |
| 11 | 17,250,000.00 | 5.136 | 9.120 | 45 | 13,006,592.90 | 7.300 | 9.120 | 79 | 5,932,846.10 | 7.707 | 9.120 |
| 12 | 17,250,000.00 | 5.372 | 9.120 | 46 | 12,709,301.47 | 7.600 | 9.120 | 80 | 5,797,346.63 | 7.384 | 9.120 |
| 13 | 17,250,000.00 | 5.134 | 9.120 | 47 | 12,418,830.38 | 7.282 | 9.120 | 81 | 5,664,924.00 | 7.374 | 9.120 |
| 14 | 17,250,000.00 | 5.132 | 9.120 | 48 | 12,135,020.49 | 7.923 | 9.120 | 82 | 5,535,507.73 | 7.676 | 9.120 |
| 15 | 17,250,000.00 | 5.893 | 9.120 | 49 | 11,857,980.09 | 7.594 | 9.120 | 83 | 5,409,028.98 | 7.355 | 9.120 |
| 16 | 17,250,000.00 | 5.130 | 9.120 | 50 | 11,587,284.85 | 7.584 | 9.120 | 84 | 5,285,420.50 | 7.656 | 9.120 |
| 17 | 17,250,000.00 | 5.365 | 9.120 | 51 | 11,322,785.95 | 8.349 | 9.120 | 85 | 5,164,616.63 | 7.335 | 9.120 |
| 18 | 17,250,000.00 | 5.127 | 9.120 | 52 | 11,064,420.42 | 7.672 | 9.120 | 86 | 5,046,553.21 | 7.326 | 9.120 |
| 19 | 17,250,000.00 | 5.363 | 9.120 | 53 | 10,811,964.16 | 7.983 | 9.120 | 87 | 4,931,167.58 | 8.312 | 9.120 |
| 20 | 17,250,000.00 | 5.125 | 9.120 | 54 | 10,565,279.83 | 7.651 | 9.120 | 88 | 4,818,398.54 | 7.306 | 9.120 |
| 21 | 17,250,000.00 | 5.123 | 9.120 | 55 | 10,324,233.79 | 7.961 | 9.120 | 89 | 4,708,186.30 | 7.606 | 9.120 |
| 22 | 17,250,000.00 | 5.359 | 9.120 | 56 | 10,088,695.57 | 7.630 | 9.120 | 90 | 4,600,472.47 | 7.287 | 9.120 |
| 23 | 17,250,000.00 | 5.121 | 9.120 | 57 | 9,858,537.79 | 7.619 | 9.120 | 91 | 4,495,200.00 | 7.586 | 9.120 |
| 24 | 17,250,000.00 | 6.117 | 9.120 | 58 | 9,633,636.03 | 7.928 | 9.120 | 92 | 4,392,313.17 | 7.268 | 9.120 |
| 25 | 17,250,000.00 | 5.854 | 9.120 | 59 | 9,413,868.83 | 7.598 | 9.120 | 93 | 4,291,757.55 | 7.258 | 9.120 |
| 26 | 17,250,000.00 | 5.851 | 9.120 | 60 | 9,199,117.55 | 7.907 | 9.120 | 94 | 4,193,479.97 | 7.557 | 9.120 |
| 27 | 17,250,000.00 | 6.955 | 9.120 | 61 | 8,989,266.35 | 7.577 | 9.120 | 95 | 4,097,428.49 | 7.240 | 9.120 |
| 28 | 17,250,000.00 | 6.087 | 9.120 | 62 | 8,784,202.14 | 7.567 | 9.120 | 96 | 4,003,552.38 | 7.537 | 9.120 |
| 29 | 17,250,000.00 | 6.352 | 9.120 | 63 | 8,583,814.44 | 8.578 | 9.120 | 97 | 3,911,802.06 | 7.221 | 9.120 |
| 30 | 17,250,000.00 | 6.441 | 9.120 | 64 | 8,387,995.38 | 7.546 | 9.120 | 98 | 3,822,129.13 | 7.211 | 9.120 |
| 31 | 17,250,000.00 | 6.718 | 9.120 | 65 | 8,196,639.64 | 7.853 | 9.120 | 99 | 3,734,486.29 | 7.835 | 9.120 |
| 32 | 17,250,000.00 | 6.432 | 9.120 | 66 | 8,009,644.33 | 7.526 | 9.120 | 100 | 3,648,827.32 | 7.193 | 9.120 |
| 33 | 17,250,000.00 | 6.547 | 9.120 | 67 | 7,826,909.00 | 7.832 | 9.120 | 101 | 3,565,107.08 | 7.489 | 9.120 |
| 34 | 17,250,000.00 | 6.826 | 9.120 | 68 | 7,648,335.54 | 7.505 | 9.120 | 102 | 3,483,281.49 | 7.175 | 9.120 |

# Yield Maintenance Agreement Schedule and Strike Rates For Class M-4 Certificates

| Period | Class M-4 Notional Schedule($) | Cap Strike (%) | Cap Ceiling (%) |
|---|---|---|---|
| 1 | 11,500,000.00 | 0.978 | 8.900 |
| 2 | 11,500,000.00 | 2.800 | 8.900 |
| 3 | 11,500,000.00 | 3.185 | 8.900 |
| 4 | 11,500,000.00 | 4.034 | 8.900 |
| 5 | 11,500,000.00 | 4.268 | 8.900 |
| 6 | 11,500,000.00 | 4.028 | 8.900 |
| 7 | 11,500,000.00 | 4.262 | 8.900 |
| 8 | 11,500,000.00 | 4.022 | 8.900 |
| 9 | 11,500,000.00 | 4.020 | 8.900 |
| 10 | 11,500,000.00 | 4.255 | 8.900 |
| 11 | 11,500,000.00 | 4.016 | 8.900 |
| 12 | 11,500,000.00 | 4.252 | 8.900 |
| 13 | 11,500,000.00 | 4.014 | 8.900 |
| 14 | 11,500,000.00 | 4.012 | 8.900 |
| 15 | 11,500,000.00 | 4.773 | 8.900 |
| 16 | 11,500,000.00 | 4.010 | 8.900 |
| 17 | 11,500,000.00 | 4.245 | 8.900 |
| 18 | 11,500,000.00 | 4.007 | 8.900 |
| 19 | 11,500,000.00 | 4.243 | 8.900 |
| 20 | 11,500,000.00 | 4.005 | 8.900 |
| 21 | 11,500,000.00 | 4.003 | 8.900 |
| 22 | 11,500,000.00 | 4.239 | 8.900 |
| 23 | 11,500,000.00 | 4.001 | 8.900 |
| 24 | 11,500,000.00 | 4.997 | 8.900 |
| 25 | 11,500,000.00 | 4.734 | 8.900 |
| 26 | 11,500,000.00 | 4.731 | 8.900 |
| 27 | 11,500,000.00 | 5.835 | 8.900 |
| 28 | 11,500,000.00 | 4.967 | 8.900 |
| 29 | 11,500,000.00 | 5.232 | 8.900 |
| 30 | 11,500,000.00 | 5.321 | 8.900 |
| 31 | 11,500,000.00 | 5.598 | 8.900 |
| 32 | 11,500,000.00 | 5.312 | 8.900 |
| 33 | 11,500,000.00 | 5.427 | 8.900 |
| 34 | 11,500,000.00 | 5.706 | 8.900 |

| Period | Class M-4 Notional Schedule($) | Cap Strike (%) | Cap Ceiling (%) |
|---|---|---|---|
| 35 | 11,500,000.00 | 5.416 | 8.900 |
| 36 | 11,500,000.00 | 6.063 | 8.900 |
| 37 | 11,500,000.00 | 5.762 | 8.900 |
| 38 | 10,196,917.58 | 5.711 | 8.900 |
| 39 | 9,963,234.30 | 6.754 | 8.900 |
| 40 | 9,735,029.82 | 5.773 | 8.900 |
| 41 | 9,512,078.32 | 6.061 | 8.900 |
| 42 | 9,294,256.72 | 6.095 | 8.900 |
| 43 | 9,081,679.35 | 6.393 | 8.900 |
| 44 | 8,873,986.11 | 6.078 | 8.900 |
| 45 | 8,671,061.93 | 6.180 | 8.900 |
| 46 | 8,472,867.64 | 6.480 | 8.900 |
| 47 | 8,279,220.25 | 6.162 | 8.900 |
| 48 | 8,090,013.66 | 6.803 | 8.900 |
| 49 | 7,905,320.06 | 6.474 | 8.900 |
| 50 | 7,724,856.57 | 6.464 | 8.900 |
| 51 | 7,548,523.97 | 7.229 | 8.900 |
| 52 | 7,376,280.28 | 6.552 | 8.900 |
| 53 | 7,207,976.11 | 6.863 | 8.900 |
| 54 | 7,043,519.88 | 6.531 | 8.900 |
| 55 | 6,882,822.52 | 6.841 | 8.900 |
| 56 | 6,725,797.05 | 6.510 | 8.900 |
| 57 | 6,572,358.53 | 6.499 | 8.900 |
| 58 | 6,422,424.02 | 6.808 | 8.900 |
| 59 | 6,275,912.55 | 6.478 | 8.900 |
| 60 | 6,132,745.03 | 6.787 | 8.900 |
| 61 | 5,992,844.24 | 6.457 | 8.900 |
| 62 | 5,856,134.76 | 6.447 | 8.900 |
| 63 | 5,722,542.96 | 7.458 | 8.900 |
| 64 | 5,591,996.92 | 6.426 | 8.900 |
| 65 | 5,464,426.43 | 6.733 | 8.900 |
| 66 | 5,339,762.89 | 6.406 | 8.900 |
| 67 | 5,217,939.33 | 6.712 | 8.900 |
| 68 | 5,098,890.36 | 6.385 | 8.900 |

| Period | Class M-4 Notional Schedule($) | Cap Strike (%) | Cap Ceiling (%) |
|---|---|---|---|
| 69 | 4,982,552.10 | 6.375 | 8.900 |
| 70 | 4,868,862.17 | 6.680 | 8.900 |
| 71 | 4,757,759.64 | 6.354 | 8.900 |
| 72 | 4,649,185.04 | 6.659 | 8.900 |
| 73 | 4,543,080.25 | 6.334 | 8.900 |
| 74 | 4,439,388.52 | 6.324 | 8.900 |
| 75 | 4,338,054.44 | 7.323 | 8.900 |
| 76 | 4,239,023.87 | 6.304 | 8.900 |
| 77 | 4,142,243.95 | 6.607 | 8.900 |
| 78 | 4,047,663.05 | 6.284 | 8.900 |
| 79 | 3,955,230.74 | 6.587 | 8.900 |
| 80 | 3,864,897.75 | 6.264 | 8.900 |
| 81 | 3,776,616.00 | 6.254 | 8.900 |
| 82 | 3,690,338.49 | 6.556 | 8.900 |
| 83 | 3,606,019.32 | 6.235 | 8.900 |
| 84 | 3,523,613.67 | 6.536 | 8.900 |
| 85 | 3,443,077.75 | 6.215 | 8.900 |
| 86 | 3,364,368.80 | 6.206 | 8.900 |
| 87 | 3,287,445.05 | 7.192 | 8.900 |
| 88 | 3,212,265.69 | 6.186 | 8.900 |
| 89 | 3,138,790.87 | 6.486 | 8.900 |
| 90 | 3,066,981.65 | 6.167 | 8.900 |
| 91 | 2,996,800.00 | 6.466 | 8.900 |
| 92 | 2,928,208.78 | 6.148 | 8.900 |
| 93 | 2,861,171.70 | 6.138 | 8.900 |
| 94 | 2,795,653.31 | 6.437 | 8.900 |
| 95 | 2,731,618.99 | 6.120 | 8.900 |
| 96 | 2,669,034.92 | 6.417 | 8.900 |
| 97 | 2,607,868.04 | 6.101 | 8.900 |
| 98 | 2,548,086.09 | 6.091 | 8.900 |
| 99 | 2,489,657.52 | 6.715 | 8.900 |
| 100 | 2,432,551.54 | 6.073 | 8.900 |
| 101 | 2,376,738.06 | 6.369 | 8.900 |
| 102 | 2,322,187.66 | 6.055 | 8.900 |

# Yield Maintenance Agreement Schedule and Strike Rates For Class M-5 Certificates

| Period | Class M-5 Notional Schedule($) | Cap Strike (%) | Cap Ceiling (%) |
|---|---|---|---|
| 1 | 14,375,000.00 | 0.178 | 8.100 |
| 2 | 14,375,000.00 | 2.000 | 8.100 |
| 3 | 14,375,000.00 | 2.385 | 8.100 |
| 4 | 14,375,000.00 | 3.234 | 8.100 |
| 5 | 14,375,000.00 | 3.468 | 8.100 |
| 6 | 14,375,000.00 | 3.228 | 8.100 |
| 7 | 14,375,000.00 | 3.462 | 8.100 |
| 8 | 14,375,000.00 | 3.222 | 8.100 |
| 9 | 14,375,000.00 | 3.220 | 8.100 |
| 10 | 14,375,000.00 | 3.455 | 8.100 |
| 11 | 14,375,000.00 | 3.216 | 8.100 |
| 12 | 14,375,000.00 | 3.452 | 8.100 |
| 13 | 14,375,000.00 | 3.214 | 8.100 |
| 14 | 14,375,000.00 | 3.212 | 8.100 |
| 15 | 14,375,000.00 | 3.973 | 8.100 |
| 16 | 14,375,000.00 | 3.210 | 8.100 |
| 17 | 14,375,000.00 | 3.445 | 8.100 |
| 18 | 14,375,000.00 | 3.207 | 8.100 |
| 19 | 14,375,000.00 | 3.443 | 8.100 |
| 20 | 14,375,000.00 | 3.205 | 8.100 |
| 21 | 14,375,000.00 | 3.203 | 8.100 |
| 22 | 14,375,000.00 | 3.439 | 8.100 |
| 23 | 14,375,000.00 | 3.201 | 8.100 |
| 24 | 14,375,000.00 | 4.197 | 8.100 |
| 25 | 14,375,000.00 | 3.934 | 8.100 |
| 26 | 14,375,000.00 | 3.931 | 8.100 |
| 27 | 14,375,000.00 | 5.035 | 8.100 |
| 28 | 14,375,000.00 | 4.167 | 8.100 |
| 29 | 14,375,000.00 | 4.432 | 8.100 |
| 30 | 14,375,000.00 | 4.521 | 8.100 |
| 31 | 14,375,000.00 | 4.798 | 8.100 |
| 32 | 14,375,000.00 | 4.512 | 8.100 |
| 33 | 14,375,000.00 | 4.627 | 8.100 |
| 34 | 14,375,000.00 | 4.906 | 8.100 |
| 35 | 14,375,000.00 | 4.616 | 8.100 |
| 36 | 14,375,000.00 | 5.263 | 8.100 |
| 37 | 14,375,000.00 | 4.962 | 8.100 |
| 38 | 12,746,146.97 | 4.911 | 8.100 |
| 39 | 12,454,042.88 | 5.954 | 8.100 |
| 40 | 12,168,787.28 | 4.973 | 8.100 |
| 41 | 11,890,097.90 | 5.261 | 8.100 |
| 42 | 11,617,820.91 | 5.295 | 8.100 |
| 43 | 11,352,099.19 | 5.593 | 8.100 |
| 44 | 11,092,482.63 | 5.278 | 8.100 |
| 45 | 10,838,827.42 | 5.380 | 8.100 |
| 46 | 10,591,084.56 | 5.680 | 8.100 |
| 47 | 10,349,025.31 | 5.362 | 8.100 |
| 48 | 10,112,517.08 | 6.003 | 8.100 |
| 49 | 9,881,650.07 | 5.674 | 8.100 |
| 50 | 9,656,070.71 | 5.664 | 8.100 |
| 51 | 9,435,654.96 | 6.429 | 8.100 |
| 52 | 9,220,350.35 | 5.752 | 8.100 |
| 53 | 9,009,970.14 | 6.063 | 8.100 |
| 54 | 8,804,399.86 | 5.731 | 8.100 |
| 55 | 8,603,528.16 | 6.041 | 8.100 |
| 56 | 8,407,246.31 | 5.710 | 8.100 |
| 57 | 8,215,448.16 | 5.699 | 8.100 |
| 58 | 8,028,030.03 | 6.008 | 8.100 |
| 59 | 7,844,890.69 | 5.678 | 8.100 |
| 60 | 7,665,931.29 | 5.987 | 8.100 |
| 61 | 7,491,055.30 | 5.657 | 8.100 |
| 62 | 7,320,168.45 | 5.647 | 8.100 |
| 63 | 7,153,178.70 | 6.658 | 8.100 |
| 64 | 6,989,996.15 | 5.626 | 8.100 |
| 65 | 6,830,533.03 | 5.933 | 8.100 |
| 66 | 6,674,703.61 | 5.606 | 8.100 |
| 67 | 6,522,424.17 | 5.912 | 8.100 |
| 68 | 6,373,612.95 | 5.585 | 8.100 |
| 69 | 6,228,190.12 | 5.575 | 8.100 |
| 70 | 6,086,077.71 | 5.880 | 8.100 |
| 71 | 5,947,199.56 | 5.554 | 8.100 |
| 72 | 5,811,481.30 | 5.859 | 8.100 |
| 73 | 5,678,850.31 | 5.534 | 8.100 |
| 74 | 5,549,235.65 | 5.524 | 8.100 |
| 75 | 5,422,568.05 | 6.523 | 8.100 |
| 76 | 5,298,779.84 | 5.504 | 8.100 |
| 77 | 5,177,804.94 | 5.807 | 8.100 |
| 78 | 5,059,578.81 | 5.484 | 8.100 |
| 79 | 4,944,038.42 | 5.787 | 8.100 |
| 80 | 4,831,122.19 | 5.464 | 8.100 |
| 81 | 4,720,770.00 | 5.454 | 8.100 |
| 82 | 4,612,923.11 | 5.756 | 8.100 |
| 83 | 4,507,524.15 | 5.435 | 8.100 |
| 84 | 4,404,517.08 | 5.736 | 8.100 |
| 85 | 4,303,847.19 | 5.415 | 8.100 |
| 86 | 4,205,461.01 | 5.406 | 8.100 |
| 87 | 4,109,306.32 | 6.392 | 8.100 |
| 88 | 4,015,332.12 | 5.386 | 8.100 |
| 89 | 3,923,488.58 | 5.686 | 8.100 |
| 90 | 3,833,727.06 | 5.367 | 8.100 |
| 91 | 3,746,000.00 | 5.666 | 8.100 |
| 92 | 3,660,260.97 | 5.348 | 8.100 |
| 93 | 3,576,464.62 | 5.338 | 8.100 |
| 94 | 3,494,566.64 | 5.637 | 8.100 |
| 95 | 3,414,523.74 | 5.320 | 8.100 |
| 96 | 3,336,293.65 | 5.617 | 8.100 |
| 97 | 3,259,835.05 | 5.301 | 8.100 |
| 98 | 3,185,107.61 | 5.291 | 8.100 |
| 99 | 3,112,071.91 | 5.915 | 8.100 |
| 100 | 3,040,689.43 | 5.273 | 8.100 |
| 101 | 2,970,922.57 | 5.569 | 8.100 |
| 102 | 2,902,734.58 | 5.255 | 8.100 |

# Yield Maintenance Agreement Schedule and Strike Rates For Class M-6 Certificates

| Period | Class M-6 Notional Schedule($) | Cap Strike (%) | Cap Ceiling (%) | Period | Class M-6 Notional Schedule($) | Cap Strike (%) | Cap Ceiling (%) | Period | Class M-6 Notional Schedule($) | Cap Strike (%) | Cap Ceiling (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 1 | 11,500,000.00 | 0.078 | 8.000 | 35 | 11,500,000.00 | 4.516 | 8.000 | 69 | 4,982,552.10 | 5.475 | 8.000 |
| 2 | 11,500,000.00 | 1.900 | 8.000 | 36 | 11,500,000.00 | 5.163 | 8.000 | 70 | 4,868,862.17 | 5.780 | 8.000 |
| 3 | 11,500,000.00 | 2.285 | 8.000 | 37 | 11,500,000.00 | 4.862 | 8.000 | 71 | 4,757,759.64 | 5.454 | 8.000 |
| 4 | 11,500,000.00 | 3.134 | 8.000 | 38 | 10,196,917.58 | 4.811 | 8.000 | 72 | 4,649,185.04 | 5.759 | 8.000 |
| 5 | 11,500,000.00 | 3.368 | 8.000 | 39 | 9,963,234.30 | 5.854 | 8.000 | 73 | 4,543,080.25 | 5.434 | 8.000 |
| 6 | 11,500,000.00 | 3.128 | 8.000 | 40 | 9,735,029.82 | 4.873 | 8.000 | 74 | 4,439,388.52 | 5.424 | 8.000 |
| 7 | 11,500,000.00 | 3.362 | 8.000 | 41 | 9,512,078.32 | 5.161 | 8.000 | 75 | 4,338,054.44 | 6.423 | 8.000 |
| 8 | 11,500,000.00 | 3.122 | 8.000 | 42 | 9,294,256.72 | 5.195 | 8.000 | 76 | 4,239,023.87 | 5.404 | 8.000 |
| 9 | 11,500,000.00 | 3.120 | 8.000 | 43 | 9,081,679.35 | 5.493 | 8.000 | 77 | 4,142,243.95 | 5.707 | 8.000 |
| 10 | 11,500,000.00 | 3.355 | 8.000 | 44 | 8,873,986.11 | 5.178 | 8.000 | 78 | 4,047,663.05 | 5.384 | 8.000 |
| 11 | 11,500,000.00 | 3.116 | 8.000 | 45 | 8,671,061.93 | 5.280 | 8.000 | 79 | 3,955,230.74 | 5.687 | 8.000 |
| 12 | 11,500,000.00 | 3.352 | 8.000 | 46 | 8,472,867.64 | 5.580 | 8.000 | 80 | 3,864,897.75 | 5.364 | 8.000 |
| 13 | 11,500,000.00 | 3.114 | 8.000 | 47 | 8,279,220.25 | 5.262 | 8.000 | 81 | 3,691,540.00 | 5.354 | 8.000 |
| 14 | 11,500,000.00 | 3.112 | 8.000 | 48 | 8,090,013.66 | 5.903 | 8.000 | 82 | 3,475,846.21 | 5.656 | 8.000 |
| 15 | 11,500,000.00 | 3.873 | 8.000 | 49 | 7,905,320.06 | 5.574 | 8.000 | 83 | 3,265,048.29 | 5.335 | 8.000 |
| 16 | 11,500,000.00 | 3.110 | 8.000 | 50 | 7,724,856.57 | 5.564 | 8.000 | 84 | 3,059,034.17 | 5.636 | 8.000 |
| 17 | 11,500,000.00 | 3.345 | 8.000 | 51 | 7,548,523.97 | 6.329 | 8.000 | 85 | 2,857,694.38 | 5.315 | 8.000 |
| 18 | 11,500,000.00 | 3.107 | 8.000 | 52 | 7,376,280.28 | 5.652 | 8.000 | 86 | 2,660,922.01 | 5.306 | 8.000 |
| 19 | 11,500,000.00 | 3.343 | 8.000 | 53 | 7,207,976.11 | 5.963 | 8.000 | 87 | 2,468,612.63 | 6.292 | 8.000 |
| 20 | 11,500,000.00 | 3.105 | 8.000 | 54 | 7,043,519.88 | 5.631 | 8.000 | 88 | 2,280,664.23 | 5.286 | 8.000 |
| 21 | 11,500,000.00 | 3.103 | 8.000 | 55 | 6,882,822.52 | 5.941 | 8.000 | 89 | 2,096,977.17 | 5.586 | 8.000 |
| 22 | 11,500,000.00 | 3.339 | 8.000 | 56 | 6,725,797.05 | 5.610 | 8.000 | 90 | 1,917,454.11 | 5.267 | 8.000 |
| 23 | 11,500,000.00 | 3.101 | 8.000 | 57 | 6,572,358.53 | 5.599 | 8.000 | 91 | 1,742,000.00 | 5.566 | 8.000 |
| 24 | 11,500,000.00 | 4.097 | 8.000 | 58 | 6,422,424.02 | 5.908 | 8.000 | 92 | 1,570,521.95 | 5.248 | 8.000 |
| 25 | 11,500,000.00 | 3.834 | 8.000 | 59 | 6,275,912.55 | 5.578 | 8.000 | 93 | 1,402,929.25 | 5.238 | 8.000 |
| 26 | 11,500,000.00 | 3.831 | 8.000 | 60 | 6,132,745.03 | 5.887 | 8.000 | 94 | 1,239,133.28 | 5.537 | 8.000 |
| 27 | 11,500,000.00 | 4.935 | 8.000 | 61 | 5,992,844.24 | 5.557 | 8.000 | 95 | 1,079,047.49 | 5.220 | 8.000 |
| 28 | 11,500,000.00 | 4.067 | 8.000 | 62 | 5,856,134.76 | 5.547 | 8.000 | 96 | 922,587.30 | 5.517 | 8.000 |
| 29 | 11,500,000.00 | 4.332 | 8.000 | 63 | 5,722,542.96 | 6.558 | 8.000 | 97 | 769,670.11 | 5.201 | 8.000 |
| 30 | 11,500,000.00 | 4.421 | 8.000 | 64 | 5,591,996.92 | 5.526 | 8.000 | 98 | 620,215.22 | 5.191 | 8.000 |
| 31 | 11,500,000.00 | 4.698 | 8.000 | 65 | 5,464,426.43 | 5.833 | 8.000 | 99 | 474,143.81 | 5.815 | 8.000 |
| 32 | 11,500,000.00 | 4.412 | 8.000 | 66 | 5,339,762.89 | 5.506 | 8.000 | 100 | 331,378.86 | 5.173 | 8.000 |
| 33 | 11,500,000.00 | 4.527 | 8.000 | 67 | 5,217,939.33 | 5.812 | 8.000 | 101 | 191,845.14 | 5.469 | 8.000 |
| 34 | 11,500,000.00 | 4.806 | 8.000 | 68 | 5,098,890.36 | 5.485 | 8.000 | 102 | 55,469.15 | 5.155 | 8.000 |

## Effective Net WAC Cap for Class AV-2 Certificates (1)

*Assumptions to Optional Termination*

| Period | NWC (2) | NWC (3,4) | Period | NWC (2) | NWC (3,4) | Period | NWC (2) | NWC (3,4) |
|---|---|---|---|---|---|---|---|---|
| 1 | 3.97% | 3.97% | 35 | 6.89% | 9.25% | 69 | 6.86% | 9.88% |
| 2 | 5.75% | 9.25% | 36 | 7.12% | 9.27% | 70 | 7.08% | 10.20% |
| 3 | 6.12% | 9.25% | 37 | 6.89% | 9.25% | 71 | 6.85% | 9.86% |
| 4 | 6.94% | 9.25% | 38 | 6.89% | 9.25% | 72 | 7.08% | 10.17% |
| 5 | 7.16% | 9.25% | 39 | 7.63% | 10.06% | 73 | 6.85% | 9.84% |
| 6 | 6.93% | 9.25% | 40 | 6.89% | 9.25% | 74 | 6.85% | 9.83% |
| 7 | 7.16% | 9.25% | 41 | 7.12% | 9.38% | 75 | 7.58% | 10.87% |
| 8 | 6.93% | 9.25% | 42 | 6.89% | 9.48% | 76 | 6.85% | 9.81% |
| 9 | 6.92% | 9.25% | 43 | 7.11% | 9.78% | 77 | 7.07% | 10.12% |
| 10 | 7.15% | 9.25% | 44 | 6.88% | 9.46% | 78 | 6.84% | 9.79% |
| 11 | 6.92% | 9.25% | 45 | 6.88% | 9.59% | 79 | 7.07% | 10.10% |
| 12 | 7.15% | 9.25% | 46 | 7.11% | 9.90% | 80 | 6.84% | 9.76% |
| 13 | 6.92% | 9.25% | 47 | 6.88% | 9.57% | 81 | 6.84% | 9.75% |
| 14 | 6.92% | 9.25% | 48 | 7.11% | 10.29% | 82 | 7.07% | 10.07% |
| 15 | 7.66% | 9.25% | 49 | 6.88% | 9.95% | 83 | 6.84% | 9.73% |
| 16 | 6.91% | 9.25% | 50 | 6.88% | 9.94% | 84 | 7.07% | 10.05% |
| 17 | 7.14% | 9.25% | 51 | 7.35% | 10.76% | 85 | 6.84% | 9.71% |
| 18 | 6.91% | 9.25% | 52 | 6.87% | 10.05% | 86 | 6.84% | 9.70% |
| 19 | 7.14% | 9.25% | 53 | 7.10% | 10.38% | 87 | 7.57% | 10.73% |
| 20 | 6.91% | 9.25% | 54 | 6.87% | 10.03% | 88 | 6.83% | 9.68% |
| 21 | 6.91% | 9.25% | 55 | 7.10% | 10.36% | 89 | 7.06% | 10.00% |
| 22 | 7.14% | 9.25% | 56 | 6.87% | 10.01% | 90 | 6.83% | 9.66% |
| 23 | 6.91% | 9.25% | 57 | 6.87% | 10.00% | 91 | 7.06% | 9.98% |
| 24 | 7.14% | 9.25% | 58 | 7.10% | 10.32% | 92 | 6.83% | 9.64% |
| 25 | 6.91% | 9.25% | 59 | 6.87% | 9.98% | 93 | 6.83% | 9.63% |
| 26 | 6.90% | 9.25% | 60 | 7.09% | 10.30% | 94 | 7.05% | 9.95% |
| 27 | 7.64% | 9.25% | 61 | 6.86% | 9.96% | 95 | 6.83% | 9.61% |
| 28 | 6.90% | 9.25% | 62 | 6.86% | 9.95% | 96 | 7.05% | 9.92% |
| 29 | 7.13% | 9.25% | 63 | 7.60% | 11.00% | 97 | 6.82% | 9.59% |
| 30 | 6.90% | 9.25% | 64 | 6.86% | 9.93% | 98 | 6.82% | 9.58% |
| 31 | 7.13% | 9.25% | 65 | 7.09% | 10.25% | 99 | 7.29% | 10.24% |
| 32 | 6.90% | 9.25% | 66 | 6.86% | 9.91% | 100 | 6.82% | 9.57% |
| 33 | 6.90% | 9.25% | 67 | 7.09% | 10.23% | 101 | 7.05% | 9.87% |
| 34 | 7.13% | 9.25% | 68 | 6.86% | 9.89% | 102 | -- | 9.55% |

(1) For modeling purposes only, assumes a Trustee Fee rate of [0.002]% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.12% and 1.22% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR start at 1.12% and 1.22% in month 1, respectively, both increasing to 20.00% in month 2 and thereafter, and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Yield Maintenance Agreement included.

## Effective Net WAC Cap for Class M-1 Certificates (1)

*Assumptions to Optional Termination*

| Period | NWC (2) | NWC (3,4) | Period | NWC (2) | NWC (3,4) | Period | NWC (2) | NWC (3,4) |
|---|---|---|---|---|---|---|---|---|
| 1 | 4.08% | 4.08% | 35 | 7.09% | 9.95% | 69 | 7.01% | 9.95% |
| 2 | 5.90% | 9.95% | 36 | 7.32% | 9.95% | 70 | 7.24% | 9.95% |
| 3 | 6.29% | 9.95% | 37 | 7.08% | 9.95% | 71 | 7.00% | 9.95% |
| 4 | 7.13% | 9.95% | 38 | 7.07% | 9.95% | 72 | 7.24% | 9.95% |
| 5 | 7.37% | 9.95% | 39 | 7.82% | 9.95% | 73 | 7.00% | 9.95% |
| 6 | 7.13% | 9.95% | 40 | 7.05% | 9.95% | 74 | 7.00% | 9.95% |
| 7 | 7.36% | 9.95% | 41 | 7.29% | 9.95% | 75 | 7.75% | 10.42% |
| 8 | 7.12% | 9.95% | 42 | 7.05% | 9.95% | 76 | 7.00% | 9.95% |
| 9 | 7.12% | 9.95% | 43 | 7.28% | 9.95% | 77 | 7.23% | 9.95% |
| 10 | 7.36% | 9.95% | 44 | 7.05% | 9.95% | 78 | 6.99% | 9.95% |
| 11 | 7.12% | 9.95% | 45 | 7.05% | 9.95% | 79 | 7.22% | 9.95% |
| 12 | 7.35% | 9.95% | 46 | 7.28% | 9.95% | 80 | 6.99% | 9.95% |
| 13 | 7.11% | 9.95% | 47 | 7.04% | 9.95% | 81 | 6.99% | 9.95% |
| 14 | 7.11% | 9.95% | 48 | 7.28% | 9.95% | 82 | 7.22% | 9.95% |
| 15 | 7.87% | 9.95% | 49 | 7.04% | 9.95% | 83 | 6.98% | 9.95% |
| 16 | 7.11% | 9.95% | 50 | 7.04% | 9.95% | 84 | 7.22% | 9.95% |
| 17 | 7.35% | 9.95% | 51 | 7.52% | 10.33% | 85 | 6.98% | 9.95% |
| 18 | 7.11% | 9.95% | 52 | 7.03% | 9.95% | 86 | 6.98% | 9.95% |
| 19 | 7.34% | 9.95% | 53 | 7.27% | 9.96% | 87 | 7.73% | 10.29% |
| 20 | 7.10% | 9.95% | 54 | 7.03% | 9.95% | 88 | 6.98% | 9.95% |
| 21 | 7.10% | 9.95% | 55 | 7.26% | 9.95% | 89 | 7.21% | 9.95% |
| 22 | 7.34% | 9.95% | 56 | 7.03% | 9.95% | 90 | 6.97% | 9.95% |
| 23 | 7.10% | 9.95% | 57 | 7.03% | 9.95% | 91 | 7.21% | 9.95% |
| 24 | 7.34% | 9.95% | 58 | 7.26% | 9.95% | 92 | 6.97% | 9.95% |
| 25 | 7.10% | 9.95% | 59 | 7.02% | 9.95% | 93 | 6.97% | 9.95% |
| 26 | 7.10% | 9.95% | 60 | 7.26% | 9.95% | 94 | 7.20% | 9.95% |
| 27 | 7.86% | 9.95% | 61 | 7.02% | 9.95% | 95 | 6.97% | 9.95% |
| 28 | 7.09% | 9.95% | 62 | 7.02% | 9.95% | 96 | 7.20% | 9.95% |
| 29 | 7.33% | 9.95% | 63 | 7.77% | 10.56% | 97 | 6.96% | 9.95% |
| 30 | 7.09% | 9.95% | 64 | 7.01% | 9.95% | 98 | 6.96% | 9.95% |
| 31 | 7.33% | 9.95% | 65 | 7.25% | 9.95% | 99 | 7.44% | 9.95% |
| 32 | 7.09% | 9.95% | 66 | 7.01% | 9.95% | 100 | 6.96% | 9.95% |
| 33 | 7.09% | 9.95% | 67 | 7.24% | 9.95% | 101 | 7.19% | 9.95% |
| 34 | 7.32% | 9.95% | 68 | 7.01% | 9.95% | 102 | -- | 9.95% |

(1) For modeling purposes only, assumes a Trustee Fee rate of [0.002]% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.12% and 1.22% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR start at 1.12% and 1.22% in month 1, respectively, both increasing to 20.00% in month 2 and thereafter, and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Yield Maintenance Agreement included.

## Effective Net WAC Cap for Class M-2 Certificates (1)

*Assumptions to Optional Termination*

| Period | NWC (2) | NWC (3,4) | Period | NWC (2) | NWC (3,4) | Period | NWC (2) | NWC (3,4) |
|---|---|---|---|---|---|---|---|---|
| 1 | 4.08% | 4.08% | 35 | 7.09% | 10.95% | 69 | 7.01% | 10.95% |
| 2 | 5.90% | 10.95% | 36 | 7.32% | 10.95% | 70 | 7.24% | 10.95% |
| 3 | 6.29% | 10.95% | 37 | 7.08% | 10.95% | 71 | 7.00% | 10.95% |
| 4 | 7.13% | 10.95% | 38 | 7.07% | 10.95% | 72 | 7.24% | 10.95% |
| 5 | 7.37% | 10.95% | 39 | 7.82% | 10.95% | 73 | 7.00% | 10.95% |
| 6 | 7.13% | 10.95% | 40 | 7.05% | 10.95% | 74 | 7.00% | 10.95% |
| 7 | 7.36% | 10.95% | 41 | 7.29% | 10.95% | 75 | 7.75% | 10.95% |
| 8 | 7.12% | 10.95% | 42 | 7.05% | 10.95% | 76 | 7.00% | 10.95% |
| 9 | 7.12% | 10.95% | 43 | 7.28% | 10.95% | 77 | 7.23% | 10.95% |
| 10 | 7.36% | 10.95% | 44 | 7.05% | 10.95% | 78 | 6.99% | 10.95% |
| 11 | 7.12% | 10.95% | 45 | 7.05% | 10.95% | 79 | 7.22% | 10.95% |
| 12 | 7.35% | 10.95% | 46 | 7.28% | 10.95% | 80 | 6.99% | 10.95% |
| 13 | 7.11% | 10.95% | 47 | 7.04% | 10.95% | 81 | 6.99% | 10.95% |
| 14 | 7.11% | 10.95% | 48 | 7.28% | 10.95% | 82 | 7.22% | 10.95% |
| 15 | 7.87% | 10.95% | 49 | 7.04% | 10.95% | 83 | 6.98% | 10.95% |
| 16 | 7.11% | 10.95% | 50 | 7.04% | 10.95% | 84 | 7.22% | 10.95% |
| 17 | 7.35% | 10.95% | 51 | 7.52% | 10.95% | 85 | 6.98% | 10.95% |
| 18 | 7.11% | 10.95% | 52 | 7.03% | 10.95% | 86 | 6.98% | 10.95% |
| 19 | 7.34% | 10.95% | 53 | 7.27% | 10.95% | 87 | 7.73% | 10.95% |
| 20 | 7.10% | 10.95% | 54 | 7.03% | 10.95% | 88 | 6.98% | 10.95% |
| 21 | 7.10% | 10.95% | 55 | 7.26% | 10.95% | 89 | 7.21% | 10.95% |
| 22 | 7.34% | 10.95% | 56 | 7.03% | 10.95% | 90 | 6.97% | 10.95% |
| 23 | 7.10% | 10.95% | 57 | 7.03% | 10.95% | 91 | 7.21% | 10.95% |
| 24 | 7.34% | 10.95% | 58 | 7.26% | 10.95% | 92 | 6.97% | 10.95% |
| 25 | 7.10% | 10.95% | 59 | 7.02% | 10.95% | 93 | 6.97% | 10.95% |
| 26 | 7.10% | 10.95% | 60 | 7.26% | 10.95% | 94 | 7.20% | 10.95% |
| 27 | 7.86% | 10.95% | 61 | 7.02% | 10.95% | 95 | 6.97% | 10.95% |
| 28 | 7.09% | 10.95% | 62 | 7.02% | 10.95% | 96 | 7.20% | 10.95% |
| 29 | 7.33% | 10.95% | 63 | 7.77% | 10.95% | 97 | 6.96% | 10.95% |
| 30 | 7.09% | 10.95% | 64 | 7.01% | 10.95% | 98 | 6.96% | 10.95% |
| 31 | 7.33% | 10.95% | 65 | 7.25% | 10.95% | 99 | 7.44% | 10.95% |
| 32 | 7.09% | 10.95% | 66 | 7.01% | 10.95% | 100 | 6.96% | 10.95% |
| 33 | 7.09% | 10.95% | 67 | 7.24% | 10.95% | 101 | 7.19% | 10.95% |
| 34 | 7.32% | 10.95% | 68 | 7.01% | 10.95% | 102 | -- | 10.95% |

(1) For modeling purposes only, assumes a Trustee Fee rate of [0.002]% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.12% and 1.22% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR start at 1.12% and 1.22% in month 1, respectively, both increasing to 20.00% in month 2 and thereafter, and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Yield Maintenance Agreement included.

## Effective Net WAC Cap for Class M-3 Certificates (1)

*Assumptions to Optional Termination*

| Period | NWC (2) | NWC (3,4) | Period | NWC (2) | NWC (3,4) | Period | NWC (2) | NWC (3,4) |
|---|---|---|---|---|---|---|---|---|
| 1 | 4.08% | 4.08% | 35 | 7.09% | 11.10% | 69 | 7.01% | 11.10% |
| 2 | 5.90% | 11.10% | 36 | 7.32% | 11.10% | 70 | 7.24% | 11.10% |
| 3 | 6.29% | 11.10% | 37 | 7.08% | 11.10% | 71 | 7.00% | 11.10% |
| 4 | 7.13% | 11.10% | 38 | 7.07% | 11.10% | 72 | 7.24% | 11.10% |
| 5 | 7.37% | 11.10% | 39 | 7.82% | 11.10% | 73 | 7.00% | 11.10% |
| 6 | 7.13% | 11.10% | 40 | 7.05% | 11.10% | 74 | 7.00% | 11.10% |
| 7 | 7.36% | 11.10% | 41 | 7.29% | 11.10% | 75 | 7.75% | 11.10% |
| 8 | 7.12% | 11.10% | 42 | 7.05% | 11.10% | 76 | 7.00% | 11.10% |
| 9 | 7.12% | 11.10% | 43 | 7.28% | 11.10% | 77 | 7.23% | 11.10% |
| 10 | 7.36% | 11.10% | 44 | 7.05% | 11.10% | 78 | 6.99% | 11.10% |
| 11 | 7.12% | 11.10% | 45 | 7.05% | 11.10% | 79 | 7.22% | 11.10% |
| 12 | 7.35% | 11.10% | 46 | 7.28% | 11.10% | 80 | 6.99% | 11.10% |
| 13 | 7.11% | 11.10% | 47 | 7.04% | 11.10% | 81 | 6.99% | 11.10% |
| 14 | 7.11% | 11.10% | 48 | 7.28% | 11.10% | 82 | 7.22% | 11.10% |
| 15 | 7.87% | 11.10% | 49 | 7.04% | 11.10% | 83 | 6.98% | 11.10% |
| 16 | 7.11% | 11.10% | 50 | 7.04% | 11.10% | 84 | 7.22% | 11.10% |
| 17 | 7.35% | 11.10% | 51 | 7.52% | 11.10% | 85 | 6.98% | 11.10% |
| 18 | 7.11% | 11.10% | 52 | 7.03% | 11.10% | 86 | 6.98% | 11.10% |
| 19 | 7.34% | 11.10% | 53 | 7.27% | 11.10% | 87 | 7.73% | 11.10% |
| 20 | 7.10% | 11.10% | 54 | 7.03% | 11.10% | 88 | 6.98% | 11.10% |
| 21 | 7.10% | 11.10% | 55 | 7.26% | 11.10% | 89 | 7.21% | 11.10% |
| 22 | 7.34% | 11.10% | 56 | 7.03% | 11.10% | 90 | 6.97% | 11.10% |
| 23 | 7.10% | 11.10% | 57 | 7.03% | 11.10% | 91 | 7.21% | 11.10% |
| 24 | 7.34% | 11.10% | 58 | 7.26% | 11.10% | 92 | 6.97% | 11.10% |
| 25 | 7.10% | 11.10% | 59 | 7.02% | 11.10% | 93 | 6.97% | 11.10% |
| 26 | 7.10% | 11.10% | 60 | 7.26% | 11.10% | 94 | 7.20% | 11.10% |
| 27 | 7.86% | 11.10% | 61 | 7.02% | 11.10% | 95 | 6.97% | 11.10% |
| 28 | 7.09% | 11.10% | 62 | 7.02% | 11.10% | 96 | 7.20% | 11.10% |
| 29 | 7.33% | 11.10% | 63 | 7.77% | 11.10% | 97 | 6.96% | 11.10% |
| 30 | 7.09% | 11.10% | 64 | 7.01% | 11.10% | 98 | 6.96% | 11.10% |
| 31 | 7.33% | 11.10% | 65 | 7.25% | 11.10% | 99 | 7.44% | 11.10% |
| 32 | 7.09% | 11.10% | 66 | 7.01% | 11.10% | 100 | 6.96% | 11.10% |
| 33 | 7.09% | 11.10% | 67 | 7.24% | 11.10% | 101 | 7.19% | 11.10% |
| 34 | 7.32% | 11.10% | 68 | 7.01% | 11.10% | 102 | -- | 11.10% |

(1) For modeling purposes only, assumes a Trustee Fee rate of [0.002]% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.12% and 1.22% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR start at 1.12% and 1.22% in month 1, respectively, both increasing to 20.00% in month 2 and thereafter, and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Yield Maintenance Agreement included.

## Effective Net WAC Cap for Class M-4 Certificates (1)

*Assumptions to Optional Termination*

| Period | NWC (2) | NWC (3,4) | | Period | NWC (2) | NWC (3,4) | | Period | NWC (2) | NWC (3,4) |
|---|---|---|---|---|---|---|---|---|---|---|
| 1 | 4.22% | 4.22% | | 35 | 7.09% | 12.00% | | 69 | 7.01% | 12.00% |
| 2 | 5.90% | 12.00% | | 36 | 7.32% | 12.00% | | 70 | 7.24% | 12.00% |
| 3 | 6.29% | 12.00% | | 37 | 7.08% | 12.00% | | 71 | 7.00% | 12.00% |
| 4 | 7.13% | 12.00% | | 38 | 7.07% | 12.00% | | 72 | 7.24% | 12.00% |
| 5 | 7.37% | 12.00% | | 39 | 7.82% | 12.00% | | 73 | 7.00% | 12.00% |
| 6 | 7.13% | 12.00% | | 40 | 7.05% | 12.00% | | 74 | 7.00% | 12.00% |
| 7 | 7.36% | 12.00% | | 41 | 7.29% | 12.00% | | 75 | 7.75% | 12.00% |
| 8 | 7.12% | 12.00% | | 42 | 7.05% | 12.00% | | 76 | 7.00% | 12.00% |
| 9 | 7.12% | 12.00% | | 43 | 7.28% | 12.00% | | 77 | 7.23% | 12.00% |
| 10 | 7.36% | 12.00% | | 44 | 7.05% | 12.00% | | 78 | 6.99% | 12.00% |
| 11 | 7.12% | 12.00% | | 45 | 7.05% | 12.00% | | 79 | 7.22% | 12.00% |
| 12 | 7.35% | 12.00% | | 46 | 7.28% | 12.00% | | 80 | 6.99% | 12.00% |
| 13 | 7.11% | 12.00% | | 47 | 7.04% | 12.00% | | 81 | 6.99% | 12.00% |
| 14 | 7.11% | 12.00% | | 48 | 7.28% | 12.00% | | 82 | 7.22% | 12.00% |
| 15 | 7.87% | 12.00% | | 49 | 7.04% | 12.00% | | 83 | 6.98% | 12.00% |
| 16 | 7.11% | 12.00% | | 50 | 7.04% | 12.00% | | 84 | 7.22% | 12.00% |
| 17 | 7.35% | 12.00% | | 51 | 7.52% | 12.00% | | 85 | 6.98% | 12.00% |
| 18 | 7.11% | 12.00% | | 52 | 7.03% | 12.00% | | 86 | 6.98% | 12.00% |
| 19 | 7.34% | 12.00% | | 53 | 7.27% | 12.00% | | 87 | 7.73% | 12.00% |
| 20 | 7.10% | 12.00% | | 54 | 7.03% | 12.00% | | 88 | 6.98% | 12.00% |
| 21 | 7.10% | 12.00% | | 55 | 7.26% | 12.00% | | 89 | 7.21% | 12.00% |
| 22 | 7.34% | 12.00% | | 56 | 7.03% | 12.00% | | 90 | 6.97% | 12.00% |
| 23 | 7.10% | 12.00% | | 57 | 7.03% | 12.00% | | 91 | 7.21% | 12.00% |
| 24 | 7.34% | 12.00% | | 58 | 7.26% | 12.00% | | 92 | 6.97% | 12.00% |
| 25 | 7.10% | 12.00% | | 59 | 7.02% | 12.00% | | 93 | 6.97% | 12.00% |
| 26 | 7.10% | 12.00% | | 60 | 7.26% | 12.00% | | 94 | 7.20% | 12.00% |
| 27 | 7.86% | 12.00% | | 61 | 7.02% | 12.00% | | 95 | 6.97% | 12.00% |
| 28 | 7.09% | 12.00% | | 62 | 7.02% | 12.00% | | 96 | 7.20% | 12.00% |
| 29 | 7.33% | 12.00% | | 63 | 7.77% | 12.00% | | 97 | 6.96% | 12.00% |
| 30 | 7.09% | 12.00% | | 64 | 7.01% | 12.00% | | 98 | 6.96% | 12.00% |
| 31 | 7.33% | 12.00% | | 65 | 7.25% | 12.00% | | 99 | 7.44% | 12.00% |
| 32 | 7.09% | 12.00% | | 66 | 7.01% | 12.00% | | 100 | 6.96% | 12.00% |
| 33 | 7.09% | 12.00% | | 67 | 7.24% | 12.00% | | 101 | 7.19% | 12.00% |
| 34 | 7.32% | 12.00% | | 68 | 7.01% | 12.00% | | 102 | -- | 12.00% |

(1) For modeling purposes only, assumes a Trustee Fee rate of [0.002]% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.12% and 1.22% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR start at 1.12% and 1.22% in month 1, respectively, both increasing to 20.00% in month 2 and thereafter, and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Yield Maintenance Agreement included.

## Effective Net WAC Cap for Class M-5 Certificates (1)

*Assumptions to Optional Termination*

| Period | NWC (2) | NWC (3,4) | | Period | NWC (2) | NWC (3,4) | | Period | NWC (2) | NWC (3,4) |
|---|---|---|---|---|---|---|---|---|---|---|
| 1 | 5.02% | 5.02% | | 35 | 7.09% | 12.00% | | 69 | 7.01% | 12.00% |
| 2 | 5.90% | 12.00% | | 36 | 7.32% | 12.00% | | 70 | 7.24% | 12.00% |
| 3 | 6.29% | 12.00% | | 37 | 7.08% | 12.00% | | 71 | 7.00% | 12.00% |
| 4 | 7.13% | 12.00% | | 38 | 7.07% | 12.00% | | 72 | 7.24% | 12.00% |
| 5 | 7.37% | 12.00% | | 39 | 7.82% | 12.00% | | 73 | 7.00% | 12.00% |
| 6 | 7.13% | 12.00% | | 40 | 7.05% | 12.00% | | 74 | 7.00% | 12.00% |
| 7 | 7.36% | 12.00% | | 41 | 7.29% | 12.00% | | 75 | 7.75% | 12.00% |
| 8 | 7.12% | 12.00% | | 42 | 7.05% | 12.00% | | 76 | 7.00% | 12.00% |
| 9 | 7.12% | 12.00% | | 43 | 7.28% | 12.00% | | 77 | 7.23% | 12.00% |
| 10 | 7.36% | 12.00% | | 44 | 7.05% | 12.00% | | 78 | 6.99% | 12.00% |
| 11 | 7.12% | 12.00% | | 45 | 7.05% | 12.00% | | 79 | 7.22% | 12.00% |
| 12 | 7.35% | 12.00% | | 46 | 7.28% | 12.00% | | 80 | 6.99% | 12.00% |
| 13 | 7.11% | 12.00% | | 47 | 7.04% | 12.00% | | 81 | 6.99% | 12.00% |
| 14 | 7.11% | 12.00% | | 48 | 7.28% | 12.00% | | 82 | 7.22% | 12.00% |
| 15 | 7.87% | 12.00% | | 49 | 7.04% | 12.00% | | 83 | 6.98% | 12.00% |
| 16 | 7.11% | 12.00% | | 50 | 7.04% | 12.00% | | 84 | 7.22% | 12.00% |
| 17 | 7.35% | 12.00% | | 51 | 7.52% | 12.00% | | 85 | 6.98% | 12.00% |
| 18 | 7.11% | 12.00% | | 52 | 7.03% | 12.00% | | 86 | 6.98% | 12.00% |
| 19 | 7.34% | 12.00% | | 53 | 7.27% | 12.00% | | 87 | 7.73% | 12.00% |
| 20 | 7.10% | 12.00% | | 54 | 7.03% | 12.00% | | 88 | 6.98% | 12.00% |
| 21 | 7.10% | 12.00% | | 55 | 7.26% | 12.00% | | 89 | 7.21% | 12.00% |
| 22 | 7.34% | 12.00% | | 56 | 7.03% | 12.00% | | 90 | 6.97% | 12.00% |
| 23 | 7.10% | 12.00% | | 57 | 7.03% | 12.00% | | 91 | 7.21% | 12.00% |
| 24 | 7.34% | 12.00% | | 58 | 7.26% | 12.00% | | 92 | 6.97% | 12.00% |
| 25 | 7.10% | 12.00% | | 59 | 7.02% | 12.00% | | 93 | 6.97% | 12.00% |
| 26 | 7.10% | 12.00% | | 60 | 7.26% | 12.00% | | 94 | 7.20% | 12.00% |
| 27 | 7.86% | 12.00% | | 61 | 7.02% | 12.00% | | 95 | 6.97% | 12.00% |
| 28 | 7.09% | 12.00% | | 62 | 7.02% | 12.00% | | 96 | 7.20% | 12.00% |
| 29 | 7.33% | 12.00% | | 63 | 7.77% | 12.00% | | 97 | 6.96% | 12.00% |
| 30 | 7.09% | 12.00% | | 64 | 7.01% | 12.00% | | 98 | 6.96% | 12.00% |
| 31 | 7.33% | 12.00% | | 65 | 7.25% | 12.00% | | 99 | 7.44% | 12.00% |
| 32 | 7.09% | 12.00% | | 66 | 7.01% | 12.00% | | 100 | 6.96% | 12.00% |
| 33 | 7.09% | 12.00% | | 67 | 7.24% | 12.00% | | 101 | 7.19% | 12.00% |
| 34 | 7.32% | 12.00% | | 68 | 7.01% | 12.00% | | 102 | -- | 12.00% |

(1) For modeling purposes only, assumes a Trustee Fee rate of [0.002]% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.12% and 1.22% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR start at 1.12% and 1.22% in month 1, respectively, both increasing to 20.00% in month 2 and thereafter, and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Yield Maintenance Agreement included.

## Effective Net WAC Cap for Class M-6 Certificates (1)

*Assumptions to Optional Termination*

| Period | NWC (2) | NWC (3,4) | Period | NWC (2) | NWC (3,4) | Period | NWC (2) | NWC (3,4) |
|---|---|---|---|---|---|---|---|---|
| 1 | 5.12% | 5.12% | 35 | 7.09% | 12.00% | 69 | 7.01% | 12.00% |
| 2 | 5.90% | 12.00% | 36 | 7.32% | 12.00% | 70 | 7.24% | 12.00% |
| 3 | 6.29% | 12.00% | 37 | 7.08% | 12.00% | 71 | 7.00% | 12.00% |
| 4 | 7.13% | 12.00% | 38 | 7.07% | 12.00% | 72 | 7.24% | 12.00% |
| 5 | 7.37% | 12.00% | 39 | 7.82% | 12.00% | 73 | 7.00% | 12.00% |
| 6 | 7.13% | 12.00% | 40 | 7.05% | 12.00% | 74 | 7.00% | 12.00% |
| 7 | 7.36% | 12.00% | 41 | 7.29% | 12.00% | 75 | 7.75% | 12.00% |
| 8 | 7.12% | 12.00% | 42 | 7.05% | 12.00% | 76 | 7.00% | 12.00% |
| 9 | 7.12% | 12.00% | 43 | 7.28% | 12.00% | 77 | 7.23% | 12.00% |
| 10 | 7.36% | 12.00% | 44 | 7.05% | 12.00% | 78 | 6.99% | 12.00% |
| 11 | 7.12% | 12.00% | 45 | 7.05% | 12.00% | 79 | 7.22% | 12.00% |
| 12 | 7.35% | 12.00% | 46 | 7.28% | 12.00% | 80 | 6.99% | 12.00% |
| 13 | 7.11% | 12.00% | 47 | 7.04% | 12.00% | 81 | 6.99% | 12.00% |
| 14 | 7.11% | 12.00% | 48 | 7.28% | 12.00% | 82 | 7.22% | 12.00% |
| 15 | 7.87% | 12.00% | 49 | 7.04% | 12.00% | 83 | 6.98% | 12.00% |
| 16 | 7.11% | 12.00% | 50 | 7.04% | 12.00% | 84 | 7.22% | 12.00% |
| 17 | 7.35% | 12.00% | 51 | 7.52% | 12.00% | 85 | 6.98% | 12.00% |
| 18 | 7.11% | 12.00% | 52 | 7.03% | 12.00% | 86 | 6.98% | 12.00% |
| 19 | 7.34% | 12.00% | 53 | 7.27% | 12.00% | 87 | 7.73% | 12.00% |
| 20 | 7.10% | 12.00% | 54 | 7.03% | 12.00% | 88 | 6.98% | 12.00% |
| 21 | 7.10% | 12.00% | 55 | 7.26% | 12.00% | 89 | 7.21% | 12.00% |
| 22 | 7.34% | 12.00% | 56 | 7.03% | 12.00% | 90 | 6.97% | 12.00% |
| 23 | 7.10% | 12.00% | 57 | 7.03% | 12.00% | 91 | 7.21% | 12.00% |
| 24 | 7.34% | 12.00% | 58 | 7.26% | 12.00% | 92 | 6.97% | 12.00% |
| 25 | 7.10% | 12.00% | 59 | 7.02% | 12.00% | 93 | 6.97% | 12.00% |
| 26 | 7.10% | 12.00% | 60 | 7.26% | 12.00% | 94 | 7.20% | 12.00% |
| 27 | 7.86% | 12.00% | 61 | 7.02% | 12.00% | 95 | 6.97% | 12.00% |
| 28 | 7.09% | 12.00% | 62 | 7.02% | 12.00% | 96 | 7.20% | 12.00% |
| 29 | 7.33% | 12.00% | 63 | 7.77% | 12.00% | 97 | 6.96% | 12.00% |
| 30 | 7.09% | 12.00% | 64 | 7.01% | 12.00% | 98 | 6.96% | 12.00% |
| 31 | 7.33% | 12.00% | 65 | 7.25% | 12.00% | 99 | 7.44% | 12.00% |
| 32 | 7.09% | 12.00% | 66 | 7.01% | 12.00% | 100 | 6.96% | 12.00% |
| 33 | 7.09% | 12.00% | 67 | 7.24% | 12.00% | 101 | 7.19% | 12.00% |
| 34 | 7.32% | 12.00% | 68 | 7.01% | 12.00% | 102 | -- | 12.00% |

(1) For modeling purposes only, assumes a Trustee Fee rate of [0.002]% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.12% and 1.22% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR start at 1.12% and 1.22% in month 1, respectively, both increasing to 20.00% in month 2 and thereafter, and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Yield Maintenance Agreement included.

# FOR ADDITIONAL INFORMATION PLEASE CALL:

## Merrill Lynch

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## Rating Agency Contacts

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